# BURBERRY

By Courier to the Mail Room

FILE NO: 82-34691

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549

04036889



10 September 2004



Dear Sir/Madam

BURBERRY GROUP PLC (the "Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The attached information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

Pursuant to subparagraph (1)(i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders;

during the period 30 September 2003 – 10 September 2004.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully



Michael Mahony
General Counsel & Secretary

Enc

9/14


Companies House
for the record

# 169(1B)

**Return by a public company purchasing its own shares for holding in treasury**

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

*Please complete legibly in black type or bold block lettering*

Please do not write in the space below. For Inland Revenue use only.

**Company Number** 03458224

**Company Name in full** Burberry Group plc

**PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY**

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number of shares | 14,310 | | |
| Date(s) shares delivered to the company | 29 July 2004 | | |
| For each share: Nominal value | 0.05p | | |
| Maximum price paid | 379p | | |
| Minimum price paid | | | |

The aggregate amount paid by the company for the shares to which this return relates was: £54,391.49

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £275 —

**PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985**

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | | | |
| Number of shares | | | |
| Nominal value of each share | | | |
| Date(s) shares delivered to the company | | | |

**Delete as appropriate

**Signed** [signature] **Date** 17.8.04

(**~~a director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

R Bhasin
10 St Alban's Street, London
SW1Y 4SQ Tel 020 7968 0533
DX number DX exchange

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 03458224

**Company name in full** Burberry Group plc

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 29 | 07 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1833333 | | |
| Nominal value of each share | 0.05p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £3.795 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 10/03

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Merrill Lynch International<br>Address: 2 King Edward Street, London<br>UK Postcode: EC1A 1HQ | Ordinary | 1833333 |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15.5.04

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

R Bhasin, 10 St Albans Street, London

SW1Y 4SQ

Tel 020 7968 0533

DX number DX exchange



82-34691

Company Number: 3458224

THE COMPANIES ACT 1985

Burberry Group plc
("the Company")

At the Annual General Meeting of the Company duly convened and held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Tuesday, 20 July 2004, the following resolutions were passed:

## SPECIAL RESOLUTION

11. That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

    i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 50,069,116 being just under 10% of the Company's issued ordinary share capital as at 21 May 2004;

    ii) the minimum price which may be paid for each such share is 0.05p;

    iii) the maximum price which may be paid for each such share is an amount equal to 105% of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

    iv) the authority hereby conferred shall expire on the earlier of 19 October 2005 and the conclusion of the Annual General Meeting of the Company to be held in 2005 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

## ORDINARY RESOLUTION

12. That the authority to allot the Company's shares, conferred on the Directors pursuant to Article 10 of the Company's Articles of Association, be renewed for the period ending on the date of the Annual General Meeting in 2009 or on 19 July 2009, whichever is the earlier, and for such period the "Section 80 Amount" shall be £83,448, being just under one-third of the issued ordinary share capital of the Company as at 21 May 2004. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 03458224

**Company name in full** Burberry Group plc

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 21 | 07 | 2004 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 224261 | | |
| Nominal value of each share | 0.05p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 389p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*



---

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited | Class of shares allotted | Number allotted |
| Address 20 Moorgate, London | Ordinary | 224,261 |
| UK Postcode E C 2 R 6 D A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form /

Signed [signature] Date 23.7.04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| R Bhasin, 10 St Alban's Street |
| London SW1Y 4SQ |
| Tel 020 7968 0533 |
| DX number DX exchange |


Companies House
for the record

*Please complete in typescript, or in bold black capitals.*
CHWP000

# 288b

## Terminating appointment as director or secretary

***(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))***

**Company Number** 03458224

**Company Name in full** Burberry Group plc

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 0 1 | 0 7 | 2 0 0 4 |

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

**NAME** *Style / Title | *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Thomas John

Surname O'Neill

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | 2 2 | 0 7 | 1 9 5 2 |

**A serving director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 21/7/04

(**serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

R Bhasin, 10 St Albans Street, London
SW1Y 4SQ
Tel 020 7968 0533
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 3458224

**Company name in full** Burberry Group plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 28 | 05 | 2004 | 25 | 06 | 2004 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 97101 | 39999 | 71666 |
| Nominal value of each share | 0.05p | 0.05p | 0.05p |
| Amount (if any) paid or due on each share *(including any share premium)* | 382p | 383p | 390.5p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 10/03

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Cazenove Nominees Limited A/C ESOS<br>Address 20 Moorgate, London<br>UK Postcode E C 2 R 6 D A | Class of shares allotted<br>Ordinary | Number allotted<br>242,099 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23rd June 2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


R Bhasin, 10 St Alban's Street, London

SW1Y 4SQ

Tel 020 7968 0533

DX number DX exchange


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 3458224

**Company name in full** Burberry Group plc

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From (Day Month Year) | To (Day Month Year) |
|---|---|---|
| | 28 05 2004 | 25 06 2004 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 28333 | 5000 | |
| Nominal value of each share | 0.05p | 0.05p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 394.75p | 403p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*



**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 10/03

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form TWO of TWO

**Signed** ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


R Bhasin, 10 St Alban's Street, London

SW1Y 4SQ

Tel 020 7968 0533

DX number DX exchange


Companies House

# 288b

Please complete in typescript, or in bold black capitals.

CHWP000

## Terminating appointment as director or secretary

*(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))*

Company Number: 3458224

Company Name in full: BURBERRY GROUP plc

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 3 1 | 0 3 | 2 0 0 4 |

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Michael Edward

Surname: Metcalf

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | 1 0 | 0 1 | 1 9 5 2 |

**A serving director, secretary etc must sign the form below.**

Signed [signature] Date 5.4.04

(** serving ~~director /~~ secretary / ~~administrator / administrative~~ receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

R Bhasin
10 St Alban's Street, London
SW1Y 4SQ Tel 020 7968 0533
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 03458224

**Company name in full** Burberry Group plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 20 | 01 | 2004 | 29 | 03 | 2004 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 85000 | 5000 | 302401 |
| Nominal value of each share | 0.05p | 0.05p | 0.05p |
| Amount (if any) paid or due on each share *(including any share premium)* | 370p | 371.75p | 361p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS | Class of shares allotted | Number allotted |
| Address: 20 Moorgate, London | Ordinary | 194,999 |
| UK Postcode E C 2 R 6 D A | | |
| Name: Merrill Lynch International a/c MAIN | Class of shares allotted | Number allotted |
| Address: Merrill Lynch Financial Centre, 2 King Edward Street, London | Ordinary | 252,401 |
| UK Postcode E C 1 A 1 H Q | | |
| Name: Rose Marie Bravo | Class of shares allotted | Number allotted |
| Address: PO Box 657, 116 Atlantic Avenue, East Moriches, NY 11940, USA | Ordinary | 50,000 |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [illegible]

Signed [signature] Date 31.3.04

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

R Bhasin

10 St Alban's St, London, SW1Y 4SQ

Tel 020 7968 0533

DX number DX exchange

82-34691


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

| | |
|---|---|
| **Company Number** | 03458224 |
| **Company name in full** | Burberry Group plc |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 20 | 01 | 2004 | 29 | 03 | 2004 |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 3333 | 41666 | 50000 |
| Nominal value of each share | 0.05p | 0.05p | 0.05p |
| Amount (if any) paid or due on each share *(including any share premium)* | 344p | 352p | 359p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 10/03

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| R Bhasin | |
|---|---|
| 10 St Alban's St, London, SW1Y 4SQ | |
| | Tel 020 7968 0533 |
| DX number | DX exchange |

02-34691

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

**Company Number** 03458224

**Company name in full** Burberry Group plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 20 | 01 | 2004 | 29 | 03 | 2004 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | |
| Number allotted | 5000 | 5000 | |
| Nominal value of each share | 0.05p | 0.05p | |
| Amount (if any) paid or due on each share (including any share premium) | 353p | 345.25p | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 10/03

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| R Bhasin | |
|---|---|
| 10 St Alban's St, London, SW1Y 4SQ | |
| Tel 020 7968 0533 | |
| DX number | DX exchange |

82-34691


Companies House

# 288a

Please complete in typescript, or in bold black capitals.

CHWP000

## APPOINTMENT of director or secretary

*(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))*

Company Number: 03458224

Company Name in full: BURBERRY GROUP PLC

| | Day | Month | Year | | Day | Month | Year |
|---|---|---|---|---|---|---|---|
| Date of appointment | 01 | 03 | 2004 | †Date of Birth | 18 | 11 | 1963 |

**Appointment form**

Notes on completion appear on reverse.

Appointment as director: ✔ as secretary: [ ]

*Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): Stacey Lee

Surname: Cartwright

Previous Forename(s): Previous Surname(s): Gainham

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 34 Roedean Crescent

Post town: London Postcode: SW15 5JU

County / Region: Country:

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

**Consent signature** [signature] **Date** 01.03.04

* Voluntary details.
† Directors only.
** Delete as appropriate

**A director, secretary etc ~~must~~ sign the form below.**

**Signed** [signature] **Date** 01.03.04

(~~**a director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

R Bhasin
10 St Alban's St, London
SW1Y 4SQ Tel 020 7968 0533
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House*

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Form April 2002

Company Number 03458224

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

**Other directorships.**

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House

— for the record —

Company Name

BURBERRY GROUP PLC

# 363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

**Public Limited Company**

Company Number

**3458224**

Information extracted from Companies House records on

**12th December 2003**

## Section 1: Company details

Ref: 3458224/09/28

| | Current details | Amended details |
|---|---|---|
| > Registered Office Address<br>*any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | 18-22 Haymarket<br>London<br>SW1Y 4DQ | Address<br><br>UK Postcode _ _ _ _ _ _ _ |
| > Register of Members<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held**<br>Lloyds Tsb Registrars<br>The Causeway<br>Worthing<br>West Sussex BN99 6DA | Address<br><br>UK Postcode _ _ _ _ _ _ _ |
| > Register of Debenture Holders<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | Not Applicable | Address<br><br>UK Postcode _ _ _ _ _ _ _ |
| > Principal Business Activities<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **SIC Code** 7415 **Description** Holding companies incl head offices | **SIC CODE** _ _ _ _ **Description** |

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

| | Current details | Amended details |
|---|---|---|
| > **Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288.* | **Name**<br>Michael Neil Copinger MAHONY<br><br>**Address**<br>5 Westgrove Lane<br>London<br>SE10 8QP | Name<br>________________<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>________________<br>________________<br>________________<br>UK Postcode _ _ _ _ _ _ _<br>Date of change _ _ / _ _ / _ _ _ _<br>Date Michael Neil Copinger MAHONY ceased to be secretary (if applicable)<br>_ _ / _ _ / _ _ _ _ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Philip BOWMAN<br><br>This is a service address for the beneficiary of a Confidentiality Order.<br>**Address**<br>The Secretariat Department<br>Allied Domecq Plc The Pavilions<br>Bridgwater Road Bedminster Down<br>Bristol<br>BS13 8AR<br><br>**Date of birth** 14/12/1952<br>**Nationality** Australian<br>**Occupation** Company Director | Name<br>________________<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>________________<br>________________<br>________________<br>UK Postcode _ _ _ _ _ _ _<br>Date of birth _ _ / _ _ / _ _ _ _<br>Nationality ________<br>Occupation ________<br>Date of change _ _ / _ _ / _ _ _ _<br>Date Philip BOWMAN ceased to be director (if applicable)<br>_ _ / _ _ / _ _ _ _ |

> **Director**

*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288.*

**Name**
Rose Marie BRAVO

**Address**
2D Thorney Court Apartments
Palace Gate Kensington
London
W8 5NJ

**Date of birth** 13/01/1951

**Nationality** American

**Occupation** Director

Name ____________________

___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

____________________

____________________

____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ____________________

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Rose Marie BRAVO ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

---

> **Director**

*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288.*

**Name**
~~Caroline Ann MARLAND~~

**Address**
Ford Hill Farm
Temple Guiting
Cheltenham
Gloucestershire
GL54 5XU

**Date of birth** 14/04/1946

**Nationality** ~~Irish~~

**Occupation** Non Executive Director

Name CAROLINE ANNE MARLAND

___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

____________________

____________________

____________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality BRITISH

Occupation ____________________

Date of change _ _ / _ _ / _ _ _ _

Date Caroline Ann MARLAND ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

| Director | Name | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Michael Edward METCALF<br><br>**Address**<br>Tanglewood 19 Meadway<br>Esher<br>Surrey<br>KT10 9HG<br><br>**Date of birth** 10/01/1952<br><br>**Nationality** British<br><br>**Occupation** Director | Name ____<br><br>__ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ____<br><br>UK Postcode _ _ _ _ _ _ _<br>Date of birth _ _ / _ _ / _ _ _ _<br>Nationality ____<br>Occupation ____<br>Date of change _ _ / _ _ / _ _ _ _<br>Date Michael Edward METCALF ceased to be director (if applicable)<br>_ _ / _ _ / _ _ _ _ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Thomas John O NEILL<br><br>**Address**<br>24 Rue Spontini<br>75016 Paris<br>France<br><br>**Date of birth** 22/07/1952<br><br>**Nationality** American<br><br>**Occupation** Director | Name ____<br><br>__ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ____<br><br>UK Postcode _ _ _ _ _ _ _<br>Date of birth _ _ / _ _ / _ _ _ _<br>Nationality ____<br>Occupation ____<br>Date of change _ _ / _ _ / _ _ _ _<br>Date Thomas John O NEILL ceased to be director (if applicable)<br>_ _ / _ _ / _ _ _ _ |

> **Director**
*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288.*

**Name**
John Wilfred PEACE

**Address**
Caunton Manor
Manor Road Caunton
Newark
Nottinghamshire
NG23 6AD

**Date of birth** 02/03/1949

**Nationality** British

**Occupation** Director

Name ______

___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ______

Occupation ______

Date of change _ _ / _ _ / _ _ _ _

Date John Wilfred PEACE ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

---

> **Director**
*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288.*

**Name**
Guy PEYRELONGUE

**Address**
Apartment 3C
Thorney Court, Palace Gate
Kensington
London
W8 5NJ

**Date of birth** 01/02/1937

**Nationality** French

**Occupation** Company Director

Name ______

___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address ______

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ______

Occupation ______

Date of change _ _ / _ _ / _ _ _ _

Date Guy PEYRELONGUE ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

> **Director**
*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

**Name**
David Alan TYLER

**Address**
6 Ernle Road
Wimbledon
London
SW20 0HJ

**Date of birth** 23/01/1953

**Nationality** British

*Particulars of a new Director must be notified on form 288.*

**Occupation** Company Director

Name ______________________

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
______________________
______________________
______________________

UK Postcode _ _ _ _ _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality ______________________

Occupation ______________________

Date of change _ _ / _ _ / _ _ _ _

Date David Alan TYLER ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

## Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY SHARES OF [illegible] EACH

Number of shares issued: 500,143,766

Aggregate Nominal Value of issued shares: £[illegible]50,096.[illegible]

Class of Share: REDEEMABLE PREFERENCE SHARES OF [illegible] EACH

Number of shares issued: 1,600,000,000

Aggregate Nominal Value of issued shares: £200,000

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 2,100,143,766

Aggregate Nominal Value of issued shares: £1,050,096.[illegible]

## List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

**The last full list of members was received on: 02/01/2003**

> REMEMBER:

***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
*A full list of shareholders is required with the first and every third Annual Return thereafter*
*List shareholders in alphabetical order or provide an index*
*List joint shareholders consecutively*

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of shares or amount of stock transferred (If appropriate) | Date of registration of transfer (If appropriate) |
|---|---|---|---|
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

| Former shareholders details | Class and number of shares or amount of stock transferred | Date of registration of transfer |
|---|---|---|
| Name<br>Address<br>UK Postcode _ _ _ _ _ _ _ | | |
| Name<br>Address<br>UK Postcode _ _ _ _ _ _ _ | | |
| Name<br>Address<br>UK Postcode _ _ _ _ _ _ _ | | |
| Name<br>Address<br>UK Postcode _ _ _ _ _ _ _ | | |
| Name<br>Address<br>UK Postcode _ _ _ _ _ _ _ | | |



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______________ (Director / Secretary)

Date 27/01/2004

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☑ This AR is made up to *2/1/2004*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **2nd January 2005** please give the new date here:

__ / __ / ____

## 4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code* ______________

Address ______________

DX number *if applicable* ______________

DX exchange ______________

Postcode ______________


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 03458224

**Company name in full** Burberry Group plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 27 | 11 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 97101 | | |
| Nominal value of each share | 0.05p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 378p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Cazenove Nominees Limited a/c ESOS | Class of shares allotted | Number allotted |
| Address: 20 Moorgate, London | Ordinary | 97,101 |
| UK Postcode: E C 2 R 6 D A | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 12.12.03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

R Bhasin, 10 St Alban's Street
London SW1Y 4SQ
Tel 020 7968 0533
DX number DX exchange

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 18:18 29-Jul-04 |
| **Number** | 4031B |

Burberry Group plc ("the Company")

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo and Stacey Cartwright are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 29 July 2004, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that on that date it had purchased 2,300,000 Shares at a price of £3.79 per Share.

As at the close of business on 29 July 2004, the Trust held a total of 6,412,926 Shares.

END

Close

82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 11:08 03-Aug-04 |
| **Number** | 5454B |

3 August 2004

Burberry Group plc ("the Company")

On 29 July 2004, Rose Marie Bravo, Chief Executive:

(i) exercised options to acquire 833,333 Ordinary Shares of 0.05p each in the Company ("Shares") granted under the Burberry Senior Executive IPO Share Option Scheme;

(ii) exercised options to acquire 277,778 Shares granted under the Burberry Group plc Non-Approved Executive Share Option Scheme 2002; and

(iii) acquired 1,000,000 Shares awarded under the Burberry IPO Senior Executive Restricted Share Plan.

The Shares referred to above were subsequently sold, on the same day, at a price of £3.79 per Share.

Following these transactions Rose Marie Bravo holds 50,000 Shares, a further 4,000,000 Shares under the Restricted Share Plan and options to acquire 1,388,889 Shares.

The Company received notification of the above changes in Rose Marie Bravo's share interests in the Company on 2 August 2004.

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

Burberry Group plc

2. Name of director

Rose Marie Bravo

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Burberry Group plc Non-Approved Executive Share Option Scheme 2002

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

02.08.04

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

02.08.04

18. Period during which or date on which exercisable

02.08.05 – 02.08.14

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

833,333 Ordinary Shares of 0.05p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£3.78 per Ordinary Share

22. Total number of shares or debentures over which options held following this

notification

6,222,222 including awards made under the Burberry Senior Executive IPO Restricted Share Plan

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0307

25. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Assistant Company Secretary

Date of Notification

03.08.04

**NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS**

1. Name of company

Burberry Group plc

2. Name of director

Stacey Cartwright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Burberry Group plc Approved Executive Share Option Scheme 2002 and the Burberry Group plc Non-Approved Executive Share Option Scheme 2002 (together "the Share Option Schemes") and Award of Shares under the Burberry Senior Executive Restricted Share Plan 2004 ("the RSP 2004")

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

02.08.04

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

02.08.04

18. Period during which or date on which exercisable

Options granted under the Share Option Schemes: 02.08.05 – 02.08.14

Award under the RSP 2004: 02.08.07 – 02.08.14

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

a) 7,936 Ordinary Shares of 0.05p each ("Shares") under the Burberry Group plc Approved Executive Share Option Scheme 2002;
b) 177,249 Shares under the Burberry Group plc Non-Approved Executive Share Option Scheme 2002; and
c) 92,592 Shares under the RSP 2004.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of

exercise

Options granted under the Share Option Schemes: £3.78 per Share

Award under the RSP 2004: Nil

22. Total number of shares or debentures over which options held following this notification

277,777 including the award made under the RSP 2004

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0307

25. Name and signature of authorised company official responsible for making this notification

Raj Bhasin, Assistant Company Secretary

Date of Notification

03.08.04

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:06 29-Jul-04 |
| **Number** | 4027B |

29 July 2004

Burberry Group plc ("the Company")

Earlier today, the Company purchased 14,310 of its Ordinary Shares of 0.05p ("Shares") at a price of £3.79 per Share. These Shares will be held in treasury.

Following the purchase, the Company holds 14,310 Shares in treasury and has a total of 502,976,549 Shares (excluding Treasury Shares) in issue.

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Doc re. AGM Resolutions |
| **Released** | 18:24 22-Jul-04 |
| **Number** | 1479B |

Burberry Group plc ("the Company")

- Resolutions passed at the Company's Annual General Meeting held on 20 July 2004 other than those concerning Ordinary Business (as defined in the UKLA Listing Rules)

In accordance with paragraph 9.31(b) of the UKLA Listing Rules, two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Additional Listing |
| **Released** | 18:16 22-Jul-04 |
| **Number** | 1474B |

Burberry Group plc ("the Company")

The Company has made a block listing application to the UK Listing Authority and the London Stock Exchange for a total of 7,000,000 Ordinary Shares of 0.05p each in the Company ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange upon issuance.

4,000,000 of these Shares shall be issued pursuant to the Burberry Senior Executive Restricted Share Plan and 3,000,000 Shares shall be issued pursuant to the Burberry Senior Executive IPO Share Option Scheme.

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Result of AGM |
| **Released** | 16:46 20-Jul-04 |
| **Number** | 0460B |

### Burberry Group plc ("the Company")

The Company announces the following results of the poll taken at its Annual General Meeting held

| | For | | Against | | |
|---|---|---|---|---|---|
| **Resolution** | **Number of Votes** | **% of Votes Cast (excluding Votes Withheld)** | **Number of Votes** | **% of Votes Cast (excluding Votes Withheld)** | **Total Number of Votes** |
| 1 | 447,938,094 | 99.98 | 74,848 | 0.02 | 448,012,942 |
| 2 | 399,549,894 | 93.08 | 29,700,769 | 6.92 | 429,250,663 |
| 3 | 448,012,942 | 100 | 0 | 0 | 448,012,942 |
| 4 | 426,379,795 | 95.17 | 21,633,125 | 4.83 | 448,012,920 |
| 5 | 385,864,882 | 89.29 | 46,295,868 | 10.71 | 432,160,750 |
| 6 | 426,439,899 | 95.19 | 21,568,393 | 4.81 | 448,008,292 |
| 7 | 426,539,271 | 95.28 | 21,141,338 | 4.72 | 447,680,609 |
| 8 | 447,660,371 | 99.92 | 352,071 | 0.08 | 448,012,442 |
| 9 | 445,302,957 | 99.4 | 2,708,164 | 0.6 | 448,011,121 |
| 10 | 445,302,957 | 99.4 | 2,708,164 | 0.6 | 448,011,121 |
| 11 | 447,967,705 | 99.99 | 45,016 | 0.01 | 448,012,721 |
| 12 | 447,929,833 | 99.98 | 81,888 | 0.02 | 448,011,721 |
| 13 | 447,560,429 | 99.93 | 321,968 | 0.07 | 447,882,397 |

| | | | | | |
|---|---|---|---|---|---|
| 14 | 447,800,409 | 99.98 | 80,988 | 0.02 | 447,881,397 |
| 15 | 446,314,072 | 99.7 | 1,364,050 | 0.3 | 447,678,122 |

Notes

The following are the Resolutions voted on at the Company's AGM:

**Resolution 1** To receive the Company's accounts for the year ended 31 March 2004 and the reports of the Directors and auditors thereon.

**Resolution 2** To approve the Directors' remuneration report for the year ended 31 March 2004.

**Resolution 3** To declare a final dividend of 3p per share.

**Resolution 4** To elect Ms S L Cartwright as a Director of the Company.

**Resolution 5** To re-elect Mr J W Peace as a Director of the Company.

**Resolution 6** To re-elect Mr G Peyrelongue as a Director of the Company.

**Resolution 7** To re-appoint PricewaterhouseCoopers LLP as auditors of the Company.

**Resolution 8** To authorise the Board to determine the auditors' remuneration.

**Resolution 9** To authorise 'political' expenditure by the Company.

**Resolution 10** To authorise 'political' expenditure by Burberry Limited.

**Resolution 11** To authorise the Company to purchase its own Ordinary Shares (Special Resolution).

**Resolution 12** To renew the Directors' authority to allot shares

**Resolution 13** To renew Section 89 Authority in connection with a Rights Issue (Special Resolution).

**Resolution 14** To renew Section 89 Authority otherwise than in connection with a Rights Issue (Special Resolution).

**Resolution 15** To approve the Burberry Senior Executive Restricted Share Plan

2004.

END

82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | 1st Qtr Trading Update |
| **Released** | 07:08 19-Jul-04 |
| **Number** | 9627A |

RNS Number:9627A
Burberry Group PLC
19 July 2004

Burberry Group plc
First Quarter Trading Update

19 July 2004. Burberry Group plc reports on trading for the first quarter ended# 30 June 2004.

Highlights

- Total revenues increased 14% on an underlying* basis, 6% reported
- Retail sales rose 15% underlying (7% reported) driven by new stores
- Wholesale revenues increased 10% underlying (5% reported) with growth of approximately 10% expected for the Autumn/Winter 2004 season
- Licensing revenue increased by 17% underlying (9% reported)

| | Quarter to 30 June | | | | |
|---|---|---|---|---|---|
| | 2004 | | 2003 | % change | |
| £ million | Reported | Underlying* | Reported | Reported | Underlying* |
| Retail | 55.6 | 59.9 | 52.1 | 7 | 15 |
| Wholesale | 37.0 | 38.8 | 35.1 | 5 | 10 |
| Licence | 11.1 | 11.9 | 10.2 | 9 | 17 |
| Total | 103.7 | 110.6 | 97.4 | 6 | 14 |

* Underlying figures are calculated at the same exchange rates as used in the previous year's quarterly reported results.

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "The financial year is off to a good start. In this quarter which marks Burberry's seasonal transition from spring to autumn, we achieved strong sell-through of remaining spring/summer merchandise and experienced an encouraging initial consumer response to our autumn/winter collections. This performance is consistent with expectations for the full financial year."

Total revenues
Total revenues in the first quarter increased by 14% on an underlying basis (i.e. at constant exchange rates), 6% reported, compared to the same period last year.

Retail
Retail sales in the quarter increased by 15% underlying, 7% reported, driven by contributions from newly opened stores with modest gains at existing stores. Retail sales accounted for approximately 54% of total revenue in the quarter. Burberry remains on schedule to open seven new stores and concessions, adding approximately 8% net retail selling area, for the financial year; no new store openings were planned for the first quarter.

Retail sales growth varied by region. As anticipated, against a strong comparative driven by end of season sale activity in the 2003/04 period, US market sales growth moderated in the current period. This was accompanied by a corresponding benefit to gross margin. Continental European markets continued to achieve vigorous growth while the UK market continued to demonstrate improvement in the quarter relative to the previous period. In Asia, sales in Korea continued to be adversely affected by the volatile macro environment while benefiting from an earlier end of season sale period this year. Hong Kong demonstrated ongoing strength, while Southeast Asia, boosted by new stores, achieved strong gains.

Wholesale
In the quarter, total wholesale sales increased by 10% on an underlying basis, 5% reported. For the full Autumn/Winter 2004 season, Burberry anticipates approximately 10% underlying wholesale sales growth. The majority of autumn/winter product shipments are concentrated in the second quarter of each financial year.

Licensing
Total licensing revenues in the quarter increased by 17% on an underlying basis, 9% reported. Licensing revenues from the Japanese market reflected a reduction in management fees payable with respect to specific licences and increases in certain royalty rates, with volumes broadly in line with the previous year. Licensing revenue increases were also driven by strong sales gains at global product licensees.

Burberry will provide a first half trading update on 13 October and release interim results for the six months to September 2004 on 16 November.

Enquiries:

Burberry 020 7968 0577
Stacey Cartwright CFO
Matt McEvoy Strategy and IR
John Scaramuzza Strategy and IR

Brunswick 020 7404 5959
Susan Gilchrist
Sophie Fitton

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an Independent financial adviser.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Extension of Contract |
| **Released** | 07:00 19-Jul-04 |
| **Number** | 9593A |

RNS Number:9593A
Burberry Group PLC
19 July 2004

19 July 2004

Burberry announces extension to Rose Marie Bravo's contract.

Burberry Group plc announced today that Chief Executive Rose Marie Bravo has agreed to extend her existing employment contract to July 2006.

In entering into the extension the company has adjusted the vesting schedule with respect to Ms Bravo's shares under the Restricted Share Plan. A substantial part of her share incentives including 2.5 million shares under the Restricted Share Plan, which would have vested in 2005 at the end of her employment will now not vest until 2006 at the earliest. Accordingly, it has been agreed that 1 million shares awarded under the Restricted Share Plan, which will vest in July 2005 will now vest in July 2004.

No new share incentives have been awarded to Ms Bravo in respect of this extension.

Commenting on this John Peace, Chairman of Burberry, said:

"The Board is delighted that Rose Marie has extended her contract. Under her leadership Burberry has been transformed into an international luxury brand and the business has achieved great success with respect to revenues and profitability."

Brunswick 020 7404 5959
Susan Gilchrist
Sophie Fitton



END

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82-34691

## Regulatory Announcement

**Go to market news section**

| **Company** | Burberry Group PLC |
|---|---|
| **TIDM** | BRBY |
| **Headline** | Blocklisting Interim Review |
| **Released** | 15:18 12-Jul-04 |
| **Number** | 7395A |

**SCHEDULE 5**

**BLOCKLISTING SIX MONTHLY RETURN**

1. Name of company

Burberry Group plc

2. Name of scheme

Burberry Senior Executive IPO Share Option Scheme

3. Period of return:

From 11.01.04 To 10.07.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,806,234 Ordinary Shares of 0.05p each

5. Number of shares issued / allotted under scheme during period:

739,499 Ordinary Shares of 0.05p each

6. Balance under scheme not yet issued / allotted at end of period

1,260,501 Ordinary Shares of 0.05p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,000,000 Ordinary Shares of 0.05p each, 11 July 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

500,933,265 Ordinary Shares of 0.05p each

Contact for queries

| | |
|---|---|
| Name | Raj Bhasin |
| Address | 10 St Alban's Street, London SW1Y 4SQ |
| Telephone | 020 7968 0533 |

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Doc re.Annual Report&Accounts |
| **Released** | 15:00 17-Jun-04 |
| **Number** | 8579Z |

RNS Number:8579Z
Burberry Group PLC
17 June 2004

- Burberry Group plc Annual Report & Accounts for the year ended 31 March 2004.
- AGM Circular (incorporating the Notice of Annual General Meeting)
- Proxy Card

Two copies of the above documents have been submitted to the UK Listing Authority, and will be available for inspection at the Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. 020 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34691

# Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 07:00 15-Jun-04 |
| **Number** | 7567Z |

RNS Number:7567Z
Burberry Group PLC
14 June 2004

The following is an extract of the announcement made by GUS plc earlier today:

"On 14 June 2004 the Company received notification that, on 11 June 2004, John Peace has made the following purchase of ordinary shares of 0.05p each in Burberry Group plc:

John Peace - 34,000 shares at 393.037p per share

Following this notification Mr Peace holds 50,000 ordinary shares in Burberry Group plc, which is a subsidiary undertaking of the Company."

Accordingly, Burberry Group plc ("Burberry") wishes to announce the above change in the interests of John Peace in the Ordinary Shares of 0.05p each in Burberry. Burberry was notified of the change in the above interests on 14 June 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 07:00 15-Jun-04 |
| **Number** | 7568Z |

RNS Number:7568Z
Burberry Group PLC
14 June 2004

The following is an extract of the announcement made by GUS plc earlier today;

"
a) DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN

In June 2001 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, on 11 June 2004, the following shares were transferred to directors of the Company who then sold them on that day at a price of 842.071p per share:

John Peace - 48,963 Ordinary shares
David Tyler - 28,562 Ordinary shares

b) DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC CO-INVESTMENT PLAN

In accordance with the terms of The GUS plc Co-Investment Plan, the following directors have opted to defer receipt of their bonus for the year ended 31 March 2004 and to invest it in Ordinary shares of 25p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

| Name of director | Number of Ordinary shares | | Conti |
|---|---|---|---|
| | Now acquired on behalf of director | Held after this acquisition | Now aris of |
| John Peace | 49,045 | 294,154 | |
| David Tyler | 29,427 | 182,893 | |

The purchase of the shares acquired on behalf of the directors was made on 11 June 2004 at a price of 842.071p per share; the award of the matching shares was also made on 11 June 2004 by reference to a price of 842.071p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, there are contingent awards held by directors under the terms of this plan in respect of 1,536,078 Ordinary shares of 25p in the Company."

Accordingly, Burberry Group plc ("Burberry") wishes to announce changes in the

interests of two of its directors namely, John Peace and David Tyler, in the Ordinary shares, and the options to acquire such shares, of the GUS group, the majority shareholder of Burberry.

Burberry was notified by GUS plc of the changes in the above interests on 14 June 2004.



END

82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 07:00 15-Jun-04 |
| **Number** | 7564Z |

RNS Number:7564Z
Burberry Group PLC
14 June 2004

Burberry Group plc ("the Company") has today received notification from Rose Marie Bravo, a director of the Company, that on 11 June 2004 she exercised share options over, and subsequently sold, 300,000 Ordinary shares of 25p each in GUS plc, the parent company of the Company's majority shareholder.
These share options were granted on 11 June 2001 with an exercise price of 612.7p per share and the shares were sold at a price of 842.071p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | GUS PLC |
| **TIDM** | GUS |
| **Headline** | Director Shareholding |
| **Released** | 17:50 14-Jun-04 |
| **Number** | 7512Z |

RNS Number:7512Z
GUS PLC
14 June 2004

GUS plc
("THE COMPANY")

a) DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN

In June 2001 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, on 11 June 2004, the following shares were transferred to directors of the Company who then sold them on that day at a price of 842.071p per share:

John Peace - 48,963 Ordinary shares
Terry Duddy - 37,538 Ordinary shares
David Tyler - 28,562 Ordinary shares

b) DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC CO-INVESTMENT PLAN

In accordance with the terms of The GUS plc Co-Investment Plan, the following directors have opted to defer receipt of their bonus for the year ended 31 March 2004 and to invest it in Ordinary shares of 25p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

| Name of director | Number of Ordinary shares | | Conti |
|---|---|---|---|
| | Now acquired on behalf of director | Held after this acquisition | Now ari of |
| John Peace | 49,045 | 294,154 | |
| Terry Duddy | 44,141 | 151,524 | |
| Craig Smith | 42,922 | 84,923 | |
| David Tyler | 29,427 | 182,893 | |

The purchase of the shares acquired on behalf of the directors was made on 11 June 2004 at a price of 842.071p per share; the award of the matching shares was also made on 11 June 2004 by reference to a price of 842.071p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, there are contingent awards held by directors under the terms of this plan in respect of 1,536,078 Ordinary shares of 25p in the Company.

c) DIRECTORS' INTERESTS IN THE ORDINARY SHARE CAPITAL OF BURBERRY GROUP PLC

On 14 June 2004 the Company received notification that, on 11 June 2004, John Peace and Terry Duddy had made the following purchases of ordinary shares of 0.05p each in Burberry Group plc:

John Peace - 34,000 shares at 393.037p per share
Terry Duddy - 22,000 shares at 393.037p per share

Following this notification Mr Peace and Mr Duddy respectively hold 50,000 and 22,000 ordinary shares in Burberry Group plc, which is a subsidiary undertaking of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 17:13 04-Jun-04 |
| **Number** | 4534Z |

**Burberry Group plc ("the Company")**

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Stacey Cartwright are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 3 June 2004, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that on that date it had sold 31,000 Shares at a price of £3.83 per Share.

As at the close of business on 3 June 2004, the Trust held a total of 4,547,233 Shares.

END

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82-34691

## Regulatory Announcement

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| Company | Burberry Group PLC |
| --- | --- |
| TIDM | BRBY |
| Headline | Director Shareholding |
| Released | 13:18 03-Jun-04 |
| Number | 3846Z |

The following is an extract of the announcement made by GUS plc on Wednesday, 2 June 2004:

**"GUS plc**

**("THE COMPANY")**

**GRANT OF SHARE OPTIONS TO DIRECTORS**

The Company has granted options in respect of its Ordinary shares of 25p to the following directors:-

| Name of director | Date of grant | Period during or date on which exercisable | Amount paid for | Number of shares | Exercise price |
| --- | --- | --- | --- | --- | --- |
| John Peace | 01.06.2004 | 01.06.2007 to 31.05.2014 | Nil | 93,919 | £8.092 |
| David Tyler | 01.06.2004 | 01.06.2007 to 31.05.2014 | Nil | 58,082 | £8.092 |

Following this notification, options are held by directors over 1,864,746 Ordinary shares of 25p in the Company.

**AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN**

The Company also made awards on 1 June 2004 to the above directors under the terms of The GUS plc Performance Share Plan by reference to a price of £8.092p per share. The awards are subject to performance conditions and the maximum numbers of shares which could vest in the case of each of these directors in respect of this award are as follows:-

| Name of director | Maximum number of shares |
| --- | --- |
| John Peace | 93,919 |
| David Tyler | 58,082 |

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 972,933 Ordinary shares of 25p in the Company."

Accordingly, Burberry Group plc ("Burberry") wishes to announce changes in the interests of two of its directors namely, John Peace and David Tyler, in the Ordinary shares, and the options to acquire such shares, of the GUS group, the majority shareholder of Burberry.

Burberry was notified by GUS plc of the changes in the above interests on 2 June 2004.

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Final Results - Part 2 |
| **Released** | 07:00 24-May-04 |
| **Number** | 9898Y |

RNS Number:9898Y
Burberry Group PLC
24 May 2004

PART 2

Notes to the financial statements

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise the Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly. Prior to the completion of the initial public offering in July 2002, ownership of these companies was transferred to Burberry Group plc (formerly Burberry Group Limited), which was incorporated on 30 October 1997 in England and Wales.

The financial information has been prepared by consolidating the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the years ended 31 March 2004 and 2003.

Prior to flotation, on 17 July 2002, the net assets of Burberry Group were represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group were reflected as movements in "GUS investment in Burberry Group", which was comprised of:

a) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities were transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

c) Share capital and reserves of Burberry Group companies.

The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Group Shareholders' Funds", the "Group cash flow statement" and the "Reconciliation of net cash flow to movement in net funds".

Burberry Group Reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in Burberry Group directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to

the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with FRS 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of ordinary share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would recognise the Premium as goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's ordinary shares to trading by the London Stock Exchange.

This other reserve was reclassified as distributable, and included in the profit and loss account reserve, when all the Company's creditors in existence on 17 July 2002 (the date of approval of the capital reduction) were settled in full, on 31 December 2003. A capital reserve of £6.6m was also created as part of the reorganisation.

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the UK.

The principal accounting policies are:

a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transactions with consumers, in addition provisions are made for expected returns as necessary. Royalty receivable from licensees is accrued as earned on the basis of the terms of the relevant royalty agreement which, in the case of Japanese licenses, is on the basis of production volumes.

The Group has complied with Financial Reporting Standard 5 Application Note G -

"Revenue Recognition" published during the year. There has been no material impact as a consequence of adopting this standard in the year ended 31 March 2004.

b) Intangible fixed assets

Goodwill

For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in Burberry Group is included in the profit or loss on disposal.

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case by case basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trademarks and other intellectual property is determined on a case by case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation

Depreciation of tangible fixed assets is calculated to write-off the cost or revalued amount, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

| | |
|---|---|
| Land | |
| Freehold buildings | |
| Leaseholds - less than 50 years expired | Over the une |
| Plant, machinery, fixtures and fittings | |
| Retail fixtures and fittings | |
| Office equipment | |
| Computer software and equipment | |

---

Lease premiums

Amounts paid to acquire the rights to a lease ("Lease Premiums") are written off in equal annual instalments over the life of the lease or to the next rental review.

Valuations

Burberry Group has adopted a policy of not revaluing properties as permitted under Financial Reporting Standard 15 "Tangible Fixed Assets". Previously revalued properties are included at their valuation at 31 March 1996, less depreciation. Leasehold properties are carried at original cost and are amortised over the remainder of the lease term on a straight line basis.

Impairment

Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of a fixed asset is not fully recoverable.

Profit/loss on disposal of fixed assets

Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

d) Investments in group companies

Investments held by the Company are carried at cost less amounts written off in respect of impairment. When investments are fully or partially hedged by means of foreign currency borrowings, the hedged proportion of those investments is retranslated at the relevant exchange rate and the resulting exchange difference taken to reserves along with the matching exchange difference on the foreign currency borrowings.

e) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

f) Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. Deferred tax would be provided where remittance is anticipated and is expected to result in a charge to taxation.

g) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with Statement of Standard Accounting Practice 24 "Accounting for pension costs" ("SSAP 24"). The transitional disclosure requirements required by Financial Reporting Standard 17 "Retirement benefits" ("FRS 17") are set out in note 32.

GUS defined benefit schemes

Eligible employees of Burberry Group participate in a number of GUS defined

benefit schemes throughout the world; the principal defined benefit schemes are in the UK. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries.

Defined contribution schemes

Burberry Group eligible employees also participate in GUS group defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of Burberry Group and comprises the amount of contributions payable to the schemes in respect of the year.

h) Share schemes

Incentive plans

The cost of shares acquired by the Burberry Group Employee Share Ownership Trusts ("ESOTs") or the fair market value of the shares at the date of the grant, less any consideration receivable from the participating Burberry employee, is charged to the profit and loss account. Where awards are contingent upon future events (other than continued employment), an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made over the period to which the participating Burberry employee's performance relates. Where awards are not contingent upon future events a full accrual is made immediately in the profit and loss account.

Save As You Earn scheme

GUS plc operates a Save As You Earn scheme (in which certain UK employees of Burberry Group participate) that allows for the grant of GUS plc ordinary shares at a discount to the market price at the date of the grant. Burberry Group has made use of the exemption under UITF Abstract 17 "Employee Share Schemes" not to recognise any compensation charge in respect of this scheme.

i) Foreign currency translation

Translation of the results of overseas businesses

The results of overseas subsidiaries are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the statement of total recognised gains and losses. The principal exchange rates used were as follows:

| | Average | |
|---|---|---|
| | Year to 31 March 2004 | Year tc March 2 |
| Euro | 1.44 | |
| US dollar | 1.70 | |
| Hong Kong dollar | 13.20 | |
| Korean won | 2,016 | |

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 182.3: £1 in the year to 31 March 2004 (2003: Yen 174.2: £1).

Transactions in foreign currencies

Transactions denominated in foreign currencies are translated into Sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into Sterling at the exchange rate ruling at the balance sheet date or at the forward contract rate where specifically hedged. Exchange differences on monetary items are taken to the profit and loss account except where they relate to loans hedging investments in overseas subsidiaries of Burberry Group, in which case such differences (including attributable taxation) are taken directly to reserves and limited to the foreign currency movement on the underlying investment.

j) Financial instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Gains and losses on such forward currency contracts are recognised in the profit and loss account at the same date as the underlying transaction.

The financial instruments used and managed by Burberry Group consist primarily of cash and forward currency contracts used to hedge currency exposures on trading transactions.

Burberry Group has taken advantage of the exemption available under Financial Reporting Standard 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

k) Operating leases

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

l) Related party transactions

Financial Reporting Standard 8, "Related Party Disclosures" ("FRS 8"), requires the disclosure of the details of material transactions between the reporting entity and related parties. Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies, which eliminate on consolidation.

3 Segmental analysis

(i) Geographical analysis - analysis by origin

(a) Turnover - analysis by origin

| |
|---|
| Europe |

Less: European inter-segment turnover to other regions

North America

Asia Pacific

Less: Asia Pacific inter-segment turnover to Europe

Total

(b) Profit before taxation - analysis by origin

Europe

North America

Asia Pacific

Net interest income/(expense)

Foreign currency loss on loans with GUS group (pre-flotation)

Profit before goodwill amortisation, exceptional items and taxation

| | | |
|---|---|---|
| Goodwill amortisation | - | Europe |
| | - | Asia Pacific |
| Exceptional items | - | Europe |
| | - | North America |
| | - | Asia Pacific |

Profit before taxation

The results above are stated after the allocation of costs of a group-wide nature.

(c) Net assets - analysis by origin

Europe

North America

Asia Pacific

| Net operating assets | |
|---|---|
| Goodwill | - Europe |
| | - Asia Pacific |
| Deferred consideration for acquisitions | - Europe |
| | - Asia Pacific |
| Cash at bank, short term deposits, less bank overdrafts | |
| Investment in own shares | |
| Taxation (including deferred taxation) | |
| Dividends payable - GUS group companies | |
| Dividends payable - other shareholders | |
| Net assets | |

(ii) Geographical analysis - turnover by destination

| |
|---|
| Europe |
| North America |
| Asia Pacific |
| Other |
| Total |

(iii) Analysis by class of business

(a) Turnover - analysis by class of business

| |
|---|
| Wholesale |
| Retail |
| Wholesale and Retail |
| Licence |
| Total |

An analysis of turnover by product category is shown below:

| |
|---|
| Womenswear |
| Menswear |
| Accessories (including Childrens) |
| Other |
| Wholesale and Retail |
| Licence |
| Total |
| Number of directly operated stores, concessions and outlets open at 31 March |

(b) Profit before taxation - analysis by class of business

| | | |
|---|---|---|
| Wholesale and Retail | | |
| Licence | | |
| Net interest income/(expense) | | |
| Foreign currency loss on loans with GUS group (pre-flotation) | | |
| Profit before goodwill amortisation, exceptional items and taxation | | |
| Goodwill amortisation | - | Wholesale and Retail |
| Exceptional items | - | Wholesale and Retail |
| | - | Licence |
| Profit before taxation | | |

The results above are stated after the allocation of costs of a group-wide nature.

The Wholesale and Retail business is managed in an integrated manner and therefore internal trading between these operations is not on a third-party basis in certain respects. Accordingly the directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

(c) Net assets - analysis by class of business

| |
|---|
| Wholesale and Retail |
| Licence |
| Net operating assets |

Goodwill - Wholesale and Retail

Deferred consideration for acquisitions - Wholesale and Retail

Cash at bank, short term deposits, less bank overdrafts

Investment in own shares

Taxation (including deferred taxation)

Dividends payable - GUS group companies

Dividends payable - other shareholders

Net assets

4 Turnover and operating profit

Turnover
Cost of sales

Gross profit
Distribution costs (note 1)
Administrative - expenses (note 2)
- goodwill amortisation
Other operating income

Operating profit

Note 1: Distribution costs include exceptional charges of £nil (2003: £3.7m); see note 6.

Note 2: Administrative expenses include exceptional income of £2.2m (2003: charge of £18.3m); see note 6.

Other operating income arises from sub-letting certain surplus leasehold properties. Burberry Group's right to sub-let these properties has expired or will expire at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

5 Profit on ordinary activities before taxation

Profit before taxation is stated after charging/(crediting):
Depreciation of tangible fixed assets
Fixed asset impairment charge relating to certain retail assets
Amortisation of goodwill
Amortisation of trademarks and other intellectual property
Employee costs (see note 7)
Loss on disposal of fixed assets
Property rental income under operating leases (see note 4)
Operating lease rentals - land and buildings*
Operating lease rentals - other
Auditors' remuneration
- audit services (including £3,100 for the Company, 2003: £3,000)

- non-audit services
Net exchange loss/(gain) on trading items
Exchange loss on loans with GUS group (pre-flotation) (see note 9)

---

*The amount disclosed as operating lease rentals in the year to 31 March 2003 has been restated as a result of a reclassification of charges.

Auditor's remuneration for non-audit services in 2004 included £1.0m (2003: £0.6m) for tax related services and £0.1m (2003: £0.2m) for other matters. Tax related services includes compliance activities, transfer pricing enquiries and other activities where tax advice has been provided. No fees were capitalised in 2004 (2003: £0.1m) in relation to acquisitions.

6 Exceptional items

The exceptional credit arising in the year ended 31 March 2004 (2003: charge) consisted of the following amounts:

---

Lapse/(grant) of awards under the Senior Executive Restricted Share Plan (the "RS
Credit/(charge) in respect of employers' National Insurance liability arising on awards
Shares gifted to employees under the All Employee Share Plan
Other costs relating to the Initial Public Offer

---

Total

---

Awards were made under the Restricted Share Plan ("RSP") to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP.

An exceptional credit of £0.8m arose in the year to 31 March 2004 on the lapsing of share awards, which had previously been granted to individuals in the year to 31 March 2003. A further credit of £1.4m relating to National Insurance, arose in the year to 31 March 2004 from the lapse of awards and confirmation of the tax jurisdiction in which certain employees will be taxed when the RSP awards vest.

The associated tax charge relating to these exceptional items was £0.7m in the year (2003: credit £6.3m) and the cash outflow during the year in relation to these items was £nil (2003: £0.3m).

7 Employee costs

Staff costs, including directors' emoluments, during the year were as shown below. The directors' emoluments are separately disclosed in the "Report on directors' remuneration and related matters", this includes gains arising on the exercise of share options.

---

Wages and salaries
Social security costs

Other pension costs (see note 32)

Total

*Costs have been restated to include certain employee costs that had previously been omitted from this disclosure.

The average number of full time equivalent employees (including directors) during the year were as follows:

Europe
North America
Asia Pacific

Total

* Numbers have been restated to include additional employees that had previously been omitted from this disclosure.

SAYE Share Option Scheme

A Save As You Earn (SAYE) share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year ended 31 March 2001, with a further option scheme offered to all UK employees of GUS plc in the year ended 31 March 2003. The number of GUS plc ordinary shares subject to option held by Burberry Group employees as at 31 March 2004 were as follows:

E

Period to exercise

From 01.05.2004 to 31.10.2004
From 01.05.2006 to 31.10.2006
From 01.09.2005 to 28.02.2006
From 01.09.2007 to 29.02.2008

Total

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

Share options and awards

i) GUS schemes

Share options have been granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option Schemes during the years ended 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees (including those granted to directors of the Company) under these schemes were as follows:

| Period of exercise | Exe pri |
|---|---|
| From 07.04.2003 to 07.04.2010 | |
| From 11.06.2004 to 11.06.2011 | |
| From 17.12.2004 to 17.12.2011 | |
| Total | |

ii) The Burberry Senior Executive Restricted Share Plan (the 'RSP')

On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the RSP.

As at 31 March 2004 awards in respect of a total of 7,718,894 (2003: 8,055,198) Ordinary Shares remained outstanding. The cost of the RSP shares has been provided for as an exceptional item in the year to 31 March 2003. No Ordinary Shares were issued during the year in respect of the RSP.

Participants' awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme (including those granted to directors of the Company), in respect of Ordinary Shares of the Company were as follows:

| | Exe pri |
|---|---|
| From 11.07.2005 to 11.07.2012 | |
| From 11.07.2006 to 11.07.2012 | |
| From 11.07.2007 to 11.07.2012 | |
| Total | |

Ordinary Shares were purchased at the IPO to cover the Employer's National Insurance liability (or overseas equivalent) arising on these awards. During the year to 31 March 2004 the shares held have been redesignated and are now held to cover future share awards. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

iii) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 awards in respect of a total of 5,955,198 Ordinary Shares were made to directors and senior management under the IPO Option Scheme.

As at 31 March 2004 awards in respect of a total of 4,465,998 (2003: 5,830,198) Ordinary Shares remained outstanding. During the year to 31 March 2004 691,166 (2003: nil) Ordinary Shares were issued following the exercise of options under the IPO Option Scheme.

Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per Ordinary Share. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

| Period of exercise | Exe |
|---|---|
| From 11.07.2003 to 11.07.2012 | 2 |
| From 11.07.2004 to 11.07.2012 | 2 |
| From 11.07.2005 to 11.07.2012 | 2 |
| Total | |

Ordinary Shares were purchased at the IPO to cover the Employer's National Insurance liability (or overseas equivalent) arising on these awards. During the year to 31 March 2004 the shares held have been redesignated and are now held to cover future share awards. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

iv) Awards under the Approved and Non-Approved Executive Share Option Scheme

During the year to 31 March 2004 a total of 3,043,533 options were granted to employees in respect of Ordinary Shares in the Company under the Approved and Non-Approved Executive Share Option Scheme. No Ordinary Shares were issued during the year in respect of the awards granted. The unexercised awards granted to Burberry employees under this scheme (including those granted to directors of the Company) were as follows:

| Period of exercise | Exe |
|---|---|
| From 12.06.2004 to 12.06.2013 | 2 |
| From 12.06.2005 to 12.06.2013 | 2 |
| From 12.06.2006 to 12.06.2013 | 2 |
| Total | |

Equity swaps were entered into on 31 March 2004 to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

v) All Employee Share Plan

On flotation all employees were offered shares in the Company under an All Employee Share Plan. A total of 413,700 Ordinary Shares with a value of £1.0m were awarded to employees, and the options over the awards have an exercise price of nil. On flotation the Company purchased 421,450 shares at an aggregate cost of £969,335 in respect of these awards.

During the year to 31 March 2004 all employees were offered a total of 412,400 Ordinary Shares with options over the awards at a nil exercise price under an all Employee Share Plan. In March 2003 the Company purchased 500,000 shares at an aggregate cost of £1,224,550 in respect of these awards.

These Ordinary Shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years.

The awards granted and remaining outstanding under this scheme as at 31 March 2004 (nil in respect of the directors of the Company) in respect of Ordinary Shares in the Company were as follows:

| Period of exercise | Exe |
|---|---|
| From 19.07.2005 to 19.10.2005 | |
| From 25.10.2005 to 18.07.2082* | |
| From 07.07.2006 to 07.10.2006 | |
| From 18.07.2006 to 18.10.2006 | |
| From 05.08.2006 to 18.07.2082* | |
| Total | |

* No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

8 Interest and similar income

| |
|---|
| Dividend income from trade investment |
| Bank interest income |
| Interest income receivable from GUS group companies |
| Interest receivable and similar income |
| Total |

9 Interest expense and similar charges

| |
|---|
| On bank loans and overdrafts |
| Interest expense payable to GUS group companies |
| Foreign exchange loss on loans to GUS group companies (pre-flotation) |
| Total |

In the year to 31 March 2003 the foreign exchange losses on loans to GUS group companies were recorded in the profit and loss account of Burberry Group as loans were made by Burberry Group companies to hedge the net assets of other GUS group companies. These losses related to loans that existed prior to flotation and which were settled before or on flotation.

10 Taxation

Analysis of charge for the year

| |
|---|
| Current tax |
| UK corporation tax |

Current tax on income for the year ended 31 March 2004 at 30% (2003: 30%)
Double taxation relief
Adjustment in respect of prior years

---

Foreign tax

Current tax on income for the year
Adjustments in respect of prior years

---

Total current tax

Deferred tax

UK deferred tax
Origination and reversal of timing differences
Adjustments in respect of prior years

---

Foreign deferred tax
Origination and reversal of timing differences
Adjustments in respect of prior years

---

Total deferred tax

---

Tax on profit on ordinary activities

---

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in the UK due to the following factors:

---

Tax at 30% on profit before taxation
Rate adjustments relating to overseas profits
Permanent disallowables
Tax losses utilised
Tax losses not utilised
Goodwill amortisation not deductible
Tax arising on exceptional items
Adjustments in respect of prior years
Timing differences
Other

---

Total current tax

---

Burberry has commenced a review with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and USA. As part of the agreements with GUS, certain tax liabilities, which arise and relate to matters prior to 31 March 2002 will be met by GUS. From 1 April 2002 any liability will be due from the Burberry Group. No corporation tax provision has been made for additional taxation arising for these proceedings as none is anticipated overall.

11 Profit on ordinary activities after taxation

Profit on ordinary activities after taxation but before dividends payable

includes a loss of £4.9m (2003: profit £28.5m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

12 Dividends

Ordinary dividends (Equity)

| | |
|---|---|
| Dividend paid to GUS group (pre-flotation) | |
| Interim dividend paid (1.5p per share, (2003: 1.0p)) | - GUS group |
| | - other shareholders |
| Final dividend proposed (3.0p per share, (2003: 2.0p)) | - GUS group |
| | - other shareholders |
| Total dividend - 4.5p per share (2003: 3.0p) | |
| Total | |

Preference dividends (Non-Equity)

During the year Burberry Group paid a total preference dividend of £21,450 (0.001p per preference share) (2003: £18,454 (0.001p per preference share)) to GUS group on the redeemable preference shares issued prior to flotation (see note 23 for further details).

13 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the year (2003: during the period from flotation to 31 March 2003).

Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group. The calculation of diluted earnings per share reflects the prospective dilutive effect of the Restricted Share Plan ("RSP") and share option schemes.

| |
|---|
| Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items |
| Effect of goodwill amortisation (net of attributable taxation) |
| Effect of exceptional items (net of attributable taxation) |
| Profit on ordinary activities after taxation |

The weighted average number of Ordinary Shares as at 31 March 2004 represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the period, excluding Ordinary Shares held in the Burberry Group's ESOTs.

The weighted average number of Ordinary Shares at 31 March 2003 represents the number of Burberry Group plc Ordinary Shares in issue at flotation through to 31 March 2003 excluding Ordinary Shares held in Burberry Group's ESOTs.

Diluted earnings per share for the relevant financial period is based on the weighted average number of Ordinary Shares in issue throughout the period (or for the year to 31 March 2003 at flotation through to 31 March 2003) excluding any Ordinary Shares held in Burberry Group's ESOTs. In addition account is taken of any awards made under the RSP and share option schemes which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

| |
|---|
| Weighted average number of Ordinary Shares in issue during the year |
| Dilutive effect of the RSP and share options schemes |
| Diluted weighted average number of Ordinary Shares in issue during the year |

Basic earnings per share

| |
|---|
| Basic earnings per share before goodwill amortisation and exceptional items |
| Effect of goodwill amortisation |
| Effect of exceptional items |
| Basic earnings per share |

Diluted earnings per share

| |
|---|
| Diluted earnings per share before goodwill amortisation and exceptional items |
| Effect of goodwill amortisation |
| Effect of exceptional items |
| Diluted earnings per share |

14 Intangible assets

Cost

| |
|---|
| As at 1 April 2003 |
| Effect of foreign exchange rate changes |
| Revaluation - relating to the acquisition of the Korean business |
| As at 31 March 2004 |
| Amortisation |
| As at 1 April 2003 |

Effect of foreign exchange rate changes
Charge for the year

As at 31 March 2004

Net book value

As at 31 March 2004

As at 31 March 2003

During the year to 31 March 2004, fair value adjustments relating to the acquisition of the trade and assets of the Korean business acquired on 1 July 2002 were finalised. This has resulted in an increase in the valuation of the assets acquired and a subsequent reduction in the initial cost of goodwill recorded at the time of the acquisition.

15 Tangible fixed assets

| Cost or valuation | Freehold land and buildings £m | Leasehold land and buildings less than fit 50 years £m |
|---|---|---|
| As at 1 April 2003 | 91.2 | 60.2 |
| Effect of foreign exchange rate changes | (7.7) | (5.9) |
| Additions | 0.6 | 7.4 |
| Reclassifications | - | 0.6 |
| Disposals | - | (4.6) |
| As at 31 March 2004 | 84.1 | 57.7 |
| Depreciation | | |
| At 1 April 2003 | 13.7 | 13.8 |
| Effect of foreign exchange rate changes | (1.1) | (1.6) |
| Provided in year | 2.5 | 5.8 |
| Impairment charge on certain retail assets | - | 1.4 |
| Disposals | - | (4.5) |
| As at 31 March 2004 | 15.1 | 14.9 |
| Net book value | | |
| As at 31 March 2004 | 69.0 | 42.8 |
| As at 31 March 2003 | 77.5 | 46.4 |

During the year ended 31 March 2004 certain retail assets became impaired and the cost of these assets were written down. The impairment charge was based on a review of the value of the assets in use and was determined in accordance with Financial Reporting Standard 11. The discount rate used in these calculations was 15% and applied to the pre-tax cash flows attributable to these assets.

Certain properties were revalued at 31 March 1996 and are included at their valuation at this date less depreciation. Other properties are included at cost. The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

Freehold and leasehold land and buildings held at revalued amount

| |
|---|
| Revalued amount |
| Aggregate depreciation |
| Net book value |

If the revalued assets were stated on the historical cost basis, the amounts would be:

Freehold and leasehold land and buildings at historical cost

| |
|---|
| Historical cost |
| Aggregate depreciation |
| Net book value based on historical cost |

16 Investments

Group

| | Interest in |
|---|---|
| | Number of Ordinary Shares Million |
| As at 1 April 2003 | 2.3 |
| Additions | 2.7 |
| Disposals | (0.1) |
| Shares written off (All Employee Share Plan) | - |
| As at 31 March 2004 | 4.9 |

Company

| | Interest in c |
|---|---|
| | Number of Ordinary Shares Million |
| As at 1 April 2003 | 2.3 |
| Effect of foreign exchange rate changes | - |
| Additions | 2.7 |
| Disposals | (0.1) |
| Shares written off (All Employee Share Plan) | - |
| Write down of investment in Group undertakings | - |

Group and Company

The Company purchased 2,700,000 shares in the year ended 31 March 2004 (2003: 921,450), for a total cost of £7,002,337 (2003: £2,193,885), to meet its obligations in respect of awards granted during the year to 31 March 2004 under the Approved and Non-Approved Executive Share Option Scheme. These shares were acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies.

As at 31 March 2004 investment in own shares represents the cost of 3,438,949 (2003: 1,413,333) of the Company's Ordinary Shares (nominal value of £1,719 (2003: £707)) which amounts to 0.7% (2003: 0.3%) of the called up share capital. These shares have been acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies to meet the share option award obligations arising on the RSP and the share option schemes. In the year ended 31 March 2004 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £167,998 (2003: £16,741).

In addition shares are held by the Burberry Group plc ESOP Trust and the Burberry Group Share Incentive Plan to meet the company's obligations in respect of awards made under an All Employee Share Plan. The total number of shares held for these purposes at 31 March 2004 is 1,456,524 (2003: 921,450). The cost of these shares has been written off as they have been or will be gifted unconditionally to employees.

The costs of funding and administering the trusts of £0.1m are charged to the profit and loss account of Burberry Limited in the period to which they relate (2003: £0.1m). The market value of all own shares held at 31 March 2004 was £17.5m (2003: £5.5m).

The trade investment represents an investment in Suit Spain S.L, a clothing manufacturing company incorporated in Spain in which Burberry Group holds a 21.5% share of the ordinary share capital. Burberry Group does not exercise any significant influence on the financial and operating decisions of the company.

Company

In the year ended 31 March 2004 some of the Burberry Group companies were reorganised resulting in an overall net increase in the cost of investments in subsidiary undertakings held by the Company.

17 Stock

| |
|---|
| Raw materials |
| Work in progress |
| Finished goods |
| Total |

There is no significant difference between the replacement cost of stock and the amounts shown above, on the basis that stock subject to provisioning would not be replaced, and is therefore excluded from this calculation.

18 Debtors

Group

| | As at 31 March 2004 £m | A Mar |
|---|---|---|
| Amounts falling due within one year | | |
| Trade debtors | 86.1 | |
| Other debtors | 0.9 | |
| Prepayments and accrued income | 12.0 | |
| Corporation tax | 2.8 | |
| Trading balances owed by GUS group companies | - | |
| Amounts receivable from subsidiary companies* | - | |
| | 101.8 | |
| Amounts falling due after more than one year | | |
| Other debtors | 1.5 | |
| Deferred tax assets | 16.7 | |
| Corporation tax | 0.8 | |
| Amounts receivable from subsidiary companies* | - | |
| Total | 120.8 | |

*Amounts have been reclassified from within one year to after more than one year.

Deferred tax assets

| |
|---|
| As at 1 April 2003 |
| Effect of foreign exchange rate changes |
| Charge to the profit and loss account |
| Other movements |
| As at 31 March 2004 |

The analysis of the deferred tax assets is shown below:

| | As at 31 March 2004 £m |
|---|---|
| Accelerated capital allowances | (0.4) |
| Unrealised stock profit and other stock provisions | 8.9 |
| Share schemes | 2.9 |
| Net operating losses | 0.3 |
| Other short term timing differences | 5.0 |
| Undiscounted deferred tax assets | 16.7 |

The deferred tax assets recorded in each year arise from timing differences, which are expected to reverse in the foreseeable future.

19 Cash and short term deposits

| Group | |
|---|---|
| As at 31 March 2004 | As March |

| | £m |
|---|---|
| Cash | 42.6 |
| Short term deposits (see note 31) | 116.1 |
| Total | 158.7 |

Short term deposits includes £15.8m as at 31 March 2004 (2003: £nil) deposited with GUS group companies on standard commercial terms. These deposits were repaid in cash on 1 April 2004.

20 Creditors - amounts falling due within one year

| | Group | |
|---|---|---|
| | As at 31 March 2004 £m | As March |
| Unsecured: | | |
| Overdrafts (see note 27, 31) | 0.8 | |
| Trade creditors | 31.2 | |
| Trading balances owed to GUS group companies | 6.8 | |
| Corporation tax (UK and overseas) | 19.3 | |
| Other taxes and social security costs | 4.2 | |
| Other creditors | 18.7 | |
| Accruals and deferred income | 65.3 | |
| Deferred consideration for acquisitions | - | |
| Dividends payable - GUS group | 9.9 | |
| Dividends payable - other shareholders | 5.0 | |
| Amounts due to subsidiary companies | - | |
| Total | 161.2 | |

Overdrafts as at 31 March 2004 and 2003 represent unpresented cheques.

21 Creditors - amounts falling due after more than one year

| | Group | |
|---|---|---|
| | As at 31 March 2004 £m | As at March 2 |
| Unsecured: | | |
| Other creditors, accruals and deferred income | 3.7 | |
| Deferred consideration for acquisitions | 31.7 | 2 |
| Amounts due to subsidiary companies | - | |
| Total | 35.4 | 3 |

Deferred consideration due after more than one year arises from the acquisitions of two businesses, Burberry (Spain) S.A. and Mercader y Casadevall S.A., and the trade and certain assets of the Burberry business in Korea.

22 Provisions for liabilities and charges

| | Pension obligations £m | c |
|---|---|---|
| As at 1 April 2003 | 0.4 | |

| | |
|---|---|
| Effect of foreign exchange rate changes | - |
| Utilised in the year | - |
| (Credited)/charged to the profit and loss account | (0.2) |
| As at 31 March 2004 | 0.2 |

Information on pension obligations is set out in note 32 and relates to retirement indemnities. Property obligations arise from the portfolio of leasehold obligations which the Group maintains and are expected to be utilised over a three year period. Other provisions primarily relate to amounts payable in respect of redundancies, which are expected to be paid within one year.

23 Called up share capital

Group and Company

Authorised share capital

| |
|---|
| 1,999,999,998,000 (2003: 1,999,999,998,000) Ordinary Shares of 0.05p (2003: 0.05p |
| 1,600,000,000 redeemable preference shares of 0.05p each |
| Total |

Allotted, called up and fully paid share capital

| |
|---|
| Ordinary Shares of 0.05p (2003: 0.05p) each |
| As at 1 April 2003 |
| Allotted on exercise of IPO Option Scheme awards during the year |
| As at 31 March 2004 |
| Redeemable preference shares of 0.05p each |
| As at 1 April 2003 and 31 March 2004 |
| Total called up Ordinary and preference share capital |

Redeemable preference share capital

Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and are held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Company's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full for their face value together with any dividends accruing up to 14 June 2007.

On a return of capital on winding-up or otherwise (other than on redemption or purchase of shares), the holders of the preference shares shall be entitled to a sum equal to the nominal capital paid up or credited as paid up on the preference shares held by them respectively. This payment will rank in priority to any payment to the holders of any other class of shares.

24 Reserves

Group

| | Share premium account £m | Revaluation reserve £m |
|---|---|---|
| As at 1 April 2003 | 122.2 | 25.2 |
| Effect of foreign exchange rate changes | - | (1.7) |
| Share premium arising in the year | 2.5 | - |
| Retained profit for the year | - | - |
| Capital reserve reduction on lapse of RSP awards | - | - |
| Reclassification of reserves | - | - |
| As at 31 March 2004 | 124.7 | 23.5 |

Company

| |
|---|
| As at 1 April 2003 |
| Share premium arising in the year |
| Loss for the year |
| Reclassification of reserves |
| As at 31 March 2004 |

The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve was reclassified as distributable, and included in the profit and loss account reserve, when the creditors of the Company as at the date of the capital reduction were settled in full, on 31 December 2003.

Based upon the market price for the Company's shares at the year end, the expected cumulative impact on Burberry Group's consolidated profit and loss account of the RSP and IPO Option Scheme is a charge of £15.7m (2003: £0.8m) which would be taken direct to reserves. However, as this will be offset by an increase in share capital and share premium, there will be no net impact on Burberry Group's consolidated Shareholders' Funds.

Cumulative goodwill charged to reserves on acquisition before 1 April 1998 is £0.1m (2003: £0.1m).

25 Analysis of movement in net funds

| | As at 1 April 2003 £m | Cash |
|---|---|---|
| Cash balances | 37.2 | |
| Overdrafts | (7.0) | |
| | 30.2 | |
| Liquid resources: | 49.4 | |
| Short term deposits | | |

| Total | 79.6 |
|---|---|

Liquid resources as at 31 March 2004 and 31 March 2003 comprise short term deposits and cash balances (principally denominated in Sterling, US and Hong Kong dollars) placed with banks, liquidity funds and GUS group companies.

26 Reconciliation of net cash flow to movement in net funds

| |
|---|
| Increase in cash (see note 25) |
| Cash outflow from movement in external borrowings |
| Cash outflow from movement in liquid resources |
| Cash outflow/(inflow) arising from increase/(decrease) in GUS group balances |
| Movement in net funds resulting from cash flows |
| Non-cash movements on GUS group balances |
| - tax and interest |
| - waiver of balances by GUS group |
| Exchange movements |
| Movement in net funds |
| Net funds at beginning of year |
| Net funds at end of year (see note 25) |

27 Analysis of net funds

| |
|---|
| Cash and short term deposits |
| Overdrafts* |
| Net funds at end of year (see note 25) |

*Overdrafts at 31 March 2004 and 2003 represent unpresented cheques.

28 Financial commitments

Burberry Group had annual commitments under non-cancellable operating leases as follows:

| | As at 31 March 2004 | | |
|---|---|---|---|
| | Land and buildings | Other | Total |

| | £m | £m | £m |
|---|---|---|---|
| Expiry date: | | | |
| Within one year | 2.3 | 0.5 | 2.8 |
| Between two and five years | 6.7 | 0.2 | 6.9 |
| After five years | 12.5 | - | 12.5 |
| Total | 21.5 | 0.7 | 22.2 |

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the profit and loss account may be materially higher than the financial commitment at the prior year end.

29 Capital commitments

Capital commitments contracted but not provided for by Burberry Group as at 31 March 2004 amounted to £14.2m (2003: £6.9m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

30 Contingent liabilities

Since 31 March 2003 the following changes to contingent liabilities have occurred:

The claim for £2.4m received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001 was settled in October 2003. The settlement was fully provided for as at 31 March 2003.

The Group has received a claim from the liquidator of Creation Cent Mille SA (" CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. Burberry Group believes this claim is without merit and intends to vigorously defend itself.

The Group was named as one of approximately 100 defendants in a class action in California, USA, which alleges that employees' job application processes violated the Californian Labor Code. This action is in the course of being settled for an amount that is not anticipated to be material.

Other contingent liabilities reported at 31 March 2003 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

In the year ended 31 March 2002, the Group received an invoice for £0.5m in respect of construction works at the Bond Street site from its former lessor. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group has now received a formal claim, for this amount, plus interest, and intends to defend its position.

## 31 Financial risk management

Burberry Group's policies are as follows:

### Liquidity and treasury management

Burberry Group's management seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Burberry Group's treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements.

### Currency risk management

Burberry Group's management has monitored the desirability of hedging the profits and net assets of overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's profit and loss account is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts.

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, Burberry Group manages these exposures, by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, Burberry Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. The hedging activity involves the use of spot and forward currency instruments.

### (a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

Primary financial instruments held or issued to finance the Group's operations:
Investment
Cash at bank and in hand
Short term deposits

Total financial assets

Overdrafts
Other financial liabilities

Total financial liabilities

Total net financial investments

Derivative financial instruments held to manage the currency profile:

Forward foreign currency contracts
- Book value
- Fair value

Fair value methods and assumptions

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

i) The fair value of short term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year end spot exchange rates.

(b) Interest rate risk profile

Financial assets

The interest rate risk profile of Burberry Group's financial assets (excluding investments) by currency is as follows:

| | Cash at bank and in hand | Short term deposits |
|---|---|---|
| Currency | £m | £m |
| As at 31 March 2004 | | |
| Sterling | 7.0 | 77.3 |
| US dollar | 20.4 | 1.2 |
| Euro | 10.4 | 33.3 |
| Other currencies | 4.8 | 4.3 |
| Total | 42.6 | 116.1 |
| Floating rate assets | 41.5 | 116.1 |
| Balances for which no interest is paid | 1.1 | - |
| As at 31 March 2003 | | |
| Sterling | 5.7 | 21.8 |
| US dollar | 3.7 | 7.9 |
| Euro | 20.2 | 14.3 |
| Other currencies | 7.6 | 5.4 |
| Total | 37.2 | 49.4 |
| Floating rate assets | 36.3 | 49.4 |
| Balances for which no interest is paid | 0.9 | - |

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling (£0.1m, 2003: £0.7m), Euros (£0.1m, 2003: £0.2m) and Hong Kong dollars (£0.9m, 2003: £nil).

In addition to the above, the investment of £0.1m at 31 March 2004 (2003: £0.1m) meets the definition of a financial asset. No interest is receivable on this

Euro denominated financial asset.

Financial liabilities

The interest rate risk profile of Burberry Group's financial liabilities by currency at 31 March is as follows:

| Currency | f lia |
|---|---|
| As at 31 March 2004 | |
| Sterling | |
| US dollar | |
| Euro | |
| Total | |
| As at 31 March 2003 | |
| Sterling | |
| US dollar | |
| Euro | |
| Other currencies | |
| Total | |

The floating rate financial liabilities at 31 March 2004 and 2003 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2004 and 2003 include preference shares of a total value of £0.8m and overdraft balances at 31 March 2004 of £0.8m (2003: £7.0m). See note 23 for further details regarding the preference shares.

(c) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account, except where they hedge an investment in an overseas subsidiary of Burberry Group.

| | Net foreign curre | |
|---|---|---|
| | Sterling | US dollar |
| Functional currency of operation: | £m | £m |
| As at 31 March 2004 | | |

| | | |
|---|---|---|
| Sterling | - | 0.4 |
| US dollar | - | - |
| Euro | - | 0.2 |
| Other currencies | 0.3 | - |
| Total | 0.3 | 0.6 |
| As at 31 March 2003 | | |
| Sterling | - | (2.2) |
| US dollar | (0.7) | - |
| Euro | (2.9) | 0.1 |
| Other currencies | 8.0 | 3.9 |
| Total | 4.4 | 1.8 |

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short-term trade creditors and accruals at 31 March, was as follows:

| As at 31 March 2004 | Debt* £m | Non-equity shares £m | c |
|---|---|---|---|
| In one year or less, or on demand | 0.8 | - | |
| In more than one year but not more than two years | - | - | |
| In more than two years but not more than five years | - | 0.8 | |
| In more than five years | - | - | |
| Total | 0.8 | 0.8 | |

| As at 31 March 2003 | Debt* £m | Non-equity shares £m | c |
|---|---|---|---|
| In one year or less, or on demand | 7.0 | - | |
| In more than one year but not more than two years | - | - | |
| In more than two years but not more than five years | - | 0.8 | |
| In more than five years | - | - | |
| Total | 7.0 | 0.8 | |

*Debt balances as at 31 March 2004 and 2003 relate to unpresented cheques.

Non-equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 23 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities £2.6m (2003: (£2.4m)), which is included in other creditors falling due after one year, and provisions for certain property obligations £4.5m (2003: (£4.0m)), which are included in provisions.

(e) Borrowing facilities

A committed unsecured facility of £150m was agreed with GUS plc commencing on 11 July 2002. This facility has been revised during the year to 31 March 2004, with its amount reduced to £75m, and its committed term extended to July 2006.

(f) Hedging

Under Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial statements and an analysis of these is shown below:

| | Unrecogni ga |
|---|---|
| Gains and losses on hedges at 1 April 2003 | |
| Arising before 1 April 2003 included in current year income | (5 |
| Arising before 1 April 2003 and not included in current year income | (0 |
| Arising during the year and not included in current year income | |
| Gains and losses on hedges as at 31 March 2004* | |

*All gains and losses on hedges are expected to be recognised in 2004/05.

There are no material deferred gains or losses.

32 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group provides post retirement arrangements for its employees in the UK and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The pension costs charged to the profit and loss account in respect of the main plans were:

| | Year tc 31 March 2004 £m |
|---|---|
| Defined benefit schemes | |
| GUS defined benefit scheme UK (including special contribution of £1.5m (2003: 0.5m)) | 2.3 |
| Unfunded retirement benefit plans USA* | 0.4 |
| Defined contribution schemes | |
| GUS money purchase pension plan UK | 0.6 |
| Burberry money purchase plan USA | 0.5 |
| Other Burberry pension schemes** | 0.2 |
| Total pension costs | 4.0 |

*The unfunded retirement benefit plans in the USA are classified as defined benefit schemes under SSAP 24 and FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

**Costs have been restated to include the pension costs of this scheme in the prior year that had been previously omitted from this disclosure.

Defined benefit schemes

GUS defined benefit scheme UK

Burberry Group companies participate in the GUS defined benefit scheme, which offers benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the GUS defined benefits scheme was carried out at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The principal actuarial assumptions used in that valuation for SSAP 24 purposes were as follows:

| |
|---|
| Valuation rate of interest |
| - Pre-retirement |
| - Post-retirement |
| Rate of future earnings growth |
| Pension and inflation increases |

As at 31 March 2001 the market value of the GUS scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members.

Burberry Group's pension cost represents contributions payable to the GUS defined benefit scheme. Burberry has been contributing 17.9% (2003: 17.9%) in respect of members in the main benefit section. As at 31 March 2004 there were 80 (2003: 90) Burberry Group employees in the scheme and Burberry Group contributions represented approximately 6.1% (2003: 5.6%) of total employer contributions to the scheme.

During the year ended 31 March 2004 GUS made a special contribution to the scheme of £30.0m (2003: £10.0m) in order to fund shortfalls disclosed by the interim valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £1.5m (2003: £0.5m) and this amount has been charged in the profit and loss account.

Unfunded retirement benefit plans USA

Rose Marie Bravo and Thomas O'Neill are entitled to unfunded retirement benefit plans as explained in the "Report on directors' remuneration and related matters ". FRS 17 does not have a material impact on the reported obligation.

Retirement indemnities (France)

Burberry France S.A. offers lump sum benefits at retirement to all employees

that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2004 was £0.2m (2003: £0.4m). FRS 17 does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

Defined contribution schemes

The GUS Money Purchase Pension Plan UK

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. As at 31 March 2004, there were no prepayments or arrears in Burberry Group contributions (2003: £nil).

The Burberry Money Purchase Plan USA

Burberry Group administers a Money Purchase Plan in the USA (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2004 there were no Burberry Group contributions in arrears (2003: nil).

Burberry Asia Limited Retirement Scheme

Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2004 there were no Burberry Group contributions in arrears (2003: nil).

(b) FRS 17 - Retirement benefits

GUS defined benefit scheme UK

Burberry Group participates in the GUS defined benefit scheme along with other GUS group companies. It is not possible to identify Burberry Group's share of the underlying assets and liabilities in the GUS defined benefit scheme on a consistent and reasonable basis. In accordance with FRS 17 the scheme is accounted for as a multi-employer scheme and from 1 April 2002 the defined benefit costs in respect of the GUS defined benefit pension scheme reflect the cash contribution that Burberry Group pays to the scheme.

The principal actuarial assumptions used in the valuation for FRS 17 purposes of the GUS group defined benefit scheme were:

| |
|---|
| Rate of inflation |
| Rate of salary increases |
| Rate of increase for pensions in payment and deferred pensions |
| Discount rate |

The deficit for the GUS group defined benefit scheme as a whole, on the above basis, was approximately £58m at 31 March 2004 (2003: £97m), after allowing for the £30m (2003: £10m) special contribution paid in March 2004 and before allowing for deferred tax.

33 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as

GUS plc owns the majority shareholding in Burberry Group plc.

(a) Trading transactions and balances arising in the normal course of business

The following sales/purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including: the sale of merchandise and fabrics to GUS Home Shopping Limited in the prior year only, recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc.

The services purchased by Burberry Group include treasury and tax management, cash management, insurance and insurance management, pension, human resources, employee benefit administration, telephone network costs, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

| Related party | Related party's relationship |
|---|---|
| Sales to related parties | |
| GUS plc and other GUS group companies | Ultimate parent company or 100% subsidiary of GUS plc |
| Purchases from related parties | |
| GUS plc and other GUS group companies | Ultimate parent company or 100% subsidiary of GUS plc |

| Related party | Related party's relationship |
|---|---|
| Related party debtors | |
| GUS plc and other GUS group companies | Ultimate parent company or 100% subsidiary of GUS plc |
| Related party creditors | |
| GUS plc and other GUS group companies | Ultimate parent company or 100% subsidiary of GUS plc |
| Total | |

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. A total of £15.8m was deposited with GUS at 31 March 2004 (2003: nil). These deposits have been made on standard commercial terms and were repaid in cash on 1 April 2004.

In addition forward currency contracts have been undertaken with GUS group companies, which have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2004 of such hedges amounted to £0.4m (2003: £4.3m).

Five year summary

| Turnover by product category | 2000 (pro forma) £m | 2001 (pro forma) £m | (p |
|---|---|---|---|
| Womenswear | 63.4 | 134.7 | |
| Menswear | 73.8 | 142.4 | |
| Accessories (including Childrens) | 50.2 | 98.0 | |
| Other | 7.5 | 6.9 | |
| Licence | 30.8 | 45.8 | |
| Total | 225.7 | 427.8 | |
| **Turnover by destination** | £m | £m | |
| Europe | 115.5 | 259.0 | |
| North America | 62.3 | 90.9 | |
| Asia Pacific | 40.8 | 74.6 | |
| Other | 7.1 | 3.3 | |
| Total | 225.7 | 427.8 | |
| **Turnover by operation** | £m | £m | |
| Wholesale | 95.8 | 238.8 | |
| Retail | 99.1 | 143.2 | |
| Licence | 30.8 | 45.8 | |
| | 225.7 | 427.8 | |
| **Profit by operation** | £m | £m | |
| Wholesale and Retail | (6.6) | 29.2 | |
| Licence | 25.1 | 39.5 | |
| EBITA* | 18.5 | 68.7 | |
| Net interest income/(expense) | 2.9 | 5.7 | |
| Foreign currency gain/(loss) on loans with GUS group (pre-flotation) | 0.6 | 6.8 | |
| Goodwill amortisation | - | (3.6) | |
| Exceptional items | - | 2.9 | |
| Profit on ordinary activities before taxation | 22.0 | 80.5 | |
| Tax on profit on ordinary activities | (6.6) | (26.1) | |
| Profit on ordinary activities after taxation | 15.4 | 54.4 | |
| **Margin analysis** | % | % | |
| Gross margin as % of turnover | 46.8 | 47.8 | |
| EBITA* as % of turnover | 8.2 | 16.1 | |

*Earnings before interest, taxation, goodwill amortisation and exceptional items.

Pro forma financial information

Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the Companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the years ended 31 March 2003 and 2004.

| Earnings and dividends | 2000 (pro forma) Pence per share | 2001 (pro forma) Pence per share |
|---|---|---|
| Basic earnings per share | 3.1 | 10.9 |
| Basic earnings per share before goodwill amortisation and exceptional items | 3.1 | 11.2 |
| Diluted earnings per share | 3.0 | 10.8 |
| Diluted earnings per share before goodwill amortisation and exceptional items | 3.0 | 11.1 |
| Dividend per share (post-flotation only) | n/a | n/a |
| Dividend cover* | n/a | n/a |

* Based on profit after taxation before goodwill amortisation and exceptional items.

| Balance sheet | 2000 (pro forma) £m | 2004 (pro forma) £m |
|---|---|---|
| Working capital (excluding cash and borrowings) | 42.7 | 76.1 |
| Fixed assets, investment and other intangible assets | 57.5 | 101.0 |
| Other long term liabilities | (14.2) | (9.1) |
| Net operating assets | 86.0 | 168.0 |
| Cash at bank, net of overdraft and borrowings | 12.3 | 5.4 |
| Taxation (including deferred taxation) | 0.1 | (10.0) |
| Deferred consideration for acquisitions | - | (12.9) |
| Goodwill | - | 89.2 |
| Investment in own shares | - | - |
| Dividends payable | - | - |
| Net assets | 98.4 | 239.7 |

| Cash flow | 2000 (pro forma) £m | 2001 (pro forma) £m |
|---|---|---|
| Operating profit before goodwill amortisation and exceptional items | 18.5 | 68.7 |
| Depreciation, impairment and trademark amortisation charges | 5.6 | 11.1 |
| Loss on disposal of fixed assets and similar non-cash charges | 0.2 | - |
| (Increase)/decrease in stocks | (0.4) | (11.9) |

| | | |
|---|---|---|
| Increase in debtors | (0.5) | (1.0) |
| Increase/(decrease) in creditors | 4.3 | 22.2 |
| Net cash inflow from operating activities before capital expenditure and financial investment | 27.7 | 89.1 |
| Purchase of tangible and intangible fixed assets | (6.8) | (39.3) |
| Sale of tangible fixed assets | 0.2 | 19.1 |
| Purchase of own shares | - | - |
| Sale of own shares by ESOP | - | - |
| Net cash inflow from operating activities | 21.1 | 68.9 |

Principal subsidiaries

| Company | Country of incorporation | Nature of business |
|---|---|---|
| Europe | | |
| Burberry Limited | UK | Luxury goods retailer, wholesa |
| Burberry Italy Retail Limited | UK | Luxury goods retailer |
| The Scotch House Limited* | UK | Luxury goods brand and licensc |
| Woodrow-Universal Limited* | UK | Textile manufacturer |
| Burberry France S.A. | France | Luxury goods retailer and whol |
| Burberry (Suisse) S.A.* | Switzerland | Luxury goods retailer |
| Burberry Italy SRL* | Italy | Luxury goods wholesaler |
| Burberry (Deutschland) GmbH | Germany | Luxury goods retailer and whol |
| Burberry (Spain) S.A. | Spain | Luxury goods wholesaler |
| Mercader y Casadevall S.A. | Spain | Luxury goods retailer |
| Burberry (Spain) Retail S.L. | Spain | Luxury goods retailer |
| North America | | |
| Burberry Limited | USA | Luxury goods retailer |
| Burberry (Wholesale) Limited | USA | Luxury goods wholesaler |
| Hampstead Properties Inc. | USA | Property company |
| Burberry Realty, Inc. | USA | Property company |
| Asia Pacific | | |
| Burberry Asia Ltd | Hong Kong | Luxury goods retailer and whol |
| Burberry (Singapore) Distribution Company Pte Ltd | Singapore | Luxury goods retailer and whol |
| Burberry Pacific Pty Ltd | Australia | Luxury goods retailer and whc |
| Burberry Korea Ltd | Korea | Luxury goods retailer and whol |
| Burberry (Malaysia) Sdn Bhd | Malaysia | Luxury goods retailer |
| Burberry Japan KK | Japan | Service company |

*Held directly by Burberry Group plc

All principal subsidiary undertakings are wholly owned as at 31 March 2004 and operate principally in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. Non-operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 65.9% owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, Universal House, Devonshire Street, Manchester, M60 1XA, UK.

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the

holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com

Financial calendar

| |
|---|
| First quarter trading update |
| Annual General Meeting |
| Final dividend record date |
| Final dividend to be paid |
| First half trading update |
| Preliminary announcement of interim results |
| Third quarter trading update |
| Second half trading update |
| Preliminary announcement of annual results |

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

This information is provided by RNS
The company news service from the London Stock Exchange

END

82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Final Results |
| **Released** | 07:00 24-May-04 |
| **Number** | 9896Y |

RNS Number:9896Y
Burberry Group PLC
24 May 2004

PART 1

Burberry Group plc

2003/04 Preliminary Results

24 May 2004. Burberry Group plc reports preliminary results for its financial year ended 31 March 2004.

Financial Highlights

- Total revenues increased by 15% on an underlying* basis, 14% reported
    - Retail sales up 15% underlying, 13% reported
    - Wholesale sales increased 14% underlying, 14% reported
    - Licensing revenue up 18% underlying, 15% reported
- Gross profit margin increased from 56.0% to 57.9%
- EBITA** margin expanded from 19.7% to 20.9%
- EBITA increased by 21% to £141.2 million
- 28% increase in diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) to 19.1p
- Strong cash generation reflects profitability and working capital efficiencies
- 50% increase in final dividend to 3.0p per ordinary share (4.5p for full year)

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

**EBITA represents operating profit before interest, taxation, exceptional items and goodwill amortisation.

Strategic Highlights

- Elevated design content and cohesion across product ranges
- Launched iconic Burberry Brit fragrance to strong consumer response

- Opened 9 new directly operated stores with important additions in all regions

- Strengthened wholesale distribution across markets

- Extended reach in emerging markets with franchise store and concession openings in China, Russia and the Middle East

- Enhanced brand management activities in Japan

Summary of Results

| | Year ended 31 March 2004 As reported £m | Befc r c |
|---|---|---|
| Turnover | 675.8 | |
| Operating profit before goodwill amortisation and exceptional gain (EBITA) | 141.2 | |
| Exceptional gain | 2.2 (2) | |
| IPO related charges | - | |
| Operating profit | 136.6 | |
| Profit after tax | 91.5 | |
| Diluted EPS before goodwill amortisation, exceptional gain and IPO related charges | 19.1p | |
| Diluted EPS | 18.1p | |

(1) The charge of £22.0m for IPO related items consists of the exceptional charge in connection with the grant of awards under the Restricted Share Plan and associated national insurance liability, together with the cost of gift of shares to employees under the All Employee Share Plan and other IPO costs.

(2) The £2.2 million exceptional gain relates to lapsed awards and the reversal of associated charges with respect to the Restricted Share Plan.

John Peace, Chairman of Burberry, commenting on the preliminary results: "2003/04 marks another successful year for Burberry. The strength of the business in the context of this year's challenging trading environment highlights the vibrancy of the Burberry brand and the dedication and talents of its management team."

Rose Marie Bravo, Chief Executive, stated: "This has been a terrific year for Burberry. The Group achieved 28% EPS growth on a 14% revenue gain backed by double digit growth in each of our businesses. With a favourable response to date to our autumn/winter 2004 merchandise, we look ahead to the current financial year with confidence. My thanks go to the management team which continues to deliver on our goals both strategically and financially."

Management will discuss these results during a presentation to analysts and institutional investors at 1:30pm today in London at the Merrill Lynch Financial Centre, The Auditorium. The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at 0845 245 3471 (UK) and 706 634 5500 (US). The webcast and telephone call will be available for replay. Telephone replay: +44 (0) 1452 55 00 00, Replay Access Number 1417840#.

Enquiries:

Burberry 020 7968 0577
Stacey Cartwright CFO
Matt McEvoy Strategy and IR
John Scaramuzza Strategy and IR

Brunswick 020 7404 5959
Susan Gilchrist
Sophie Fitton



## Chief Executive's Review

Burberry's performance for the year to March 2004 was excellent. The business delivered strong results and continued strategic progress notwithstanding the many challenges stemming from geopolitical conflict, health risks and macroeconomic factors. Diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) increased 28% on a 14% revenue gain while management successfully strengthened the product line, refined and expanded distribution and continued to develop targeted regions. This performance reflects the sustained efforts of the talented management team and the balance of Burberry's business across products, channels and regions.

### Strategic Progress

Key strategic highlights include:

Products. Burberry's product design, development and merchandising teams produced exciting achievements during the year.

- The brand's transformation from a traditional rainwear manufacturer to a style and luxury leader continued at pace. Under the direction of Creative Director Christopher Bailey, the Group achieved greater cohesion across the women's, men's and accessory product lines and further developed Burberry's distinctive design vocabulary including colour, pattern and thematic detail. The successful linking of the brand's history to the present is well demonstrated by the selection of Burberry Prorsum's Autumn/Winter 2004 women's collection as one of the 10 best of the season by Women's Wear Daily, a leading fashion industry publication.

- Womenswear led category development for the year. Its strong performance was driven by the continued creation of an outstanding fashion offering in combination with a range of modern classic lifestyle products, including outerwear, designed for a multi-generational customer base. Burberry's pink trench coat, introduced last autumn in support of breast cancer research, received particularly wide recognition and preceded the prominence of the colour pink and the trench coat revival throughout the industry during the following spring. This product successfully raised awareness for an important social cause, raised funds to support critical research and highlights both Burberry's heritage and design innovation.

- The planned diversification of Burberry's accessories offering from classically to contemporary styled products progressed with important successes in the year. In handbags, Burberry introduced the contemporary-styled leather

Shackle collection to favourable consumer response. Candy check, a pink adaptation of Burberry's iconic pattern, was successfully offered across a range of handbags and other accessories.

Channels. The Group continued to execute its core retail, wholesale and licensing strategies.

- Investment in retail growth continued on plan. The Group opened nine new stores in the year, including Burberry stores in the US (3), Europe (1) and Asia (4), as well as one outlet store, and four concessions, resulting in a 12% selling space increase. The Milan store opening was a retail highlight of the year. Located in the centre of this fashion capital, the store, Burberry's first in Italy, presents the complete revitalised Burberry brand to the global fashion community and this important local market. The store has had a positive impact on the wholesale business in Italy.

- In wholesale, Burberry continued to concentrate on key accounts, add doors selectively in developed markets and utilise the channel as a primary means to address emerging markets. Among key accounts in developed markets, Burberry continued to improve in-store positioning, add floor space and enhance merchandising. In European markets, Burberry capitalised on the brand's increased visibility by selectively adding high-profile fashion retailers to its account base. And in emerging markets, the Group worked with its wholesale partners to build local brand recognition and sales. In China, for example, where sales grew substantially in the year, Burberry worked with local partners to open six additional points of sale (for a current total of 28 stores and concessions) during the year. Through a local partner, the Group opened the first Burberry store in Russia (Moscow) in February 2004.

- In licensing, Burberry Brit for women was the year's highlight. Among the most successful fragrance introductions of the year, Burberry Brit was launched worldwide following its autumn 2003 introduction in the US and UK. Burberry Brit's extensive media campaign, global distribution and success among a broad range of consumers accrued important perception and awareness benefits to the Burberry brand broadly.

Regions. Burberry continued to increase the brand's penetration across targeted regions, extending its global reach. On a constant currency basis, the Group achieved solid growth across the US (26%), Europe (10%) and Asia Pacific (17%).

- In the US, the Group added stores in Houston, Las Vegas and Tyson's Corner (Virginia) and continued to work with leading wholesale customers to build Burberry's presence in this substantial and under penetrated market. Important renovations, including the Manhasset store expansion, were also completed during the year. The US achieved strong sales gains throughout the year.

- Europe's performance varied by market. The UK remained soft throughout the year with improving trends late in the period. Benefiting from the ongoing initiatives to upgrade distribution in Continental Europe, the Group generally achieved strong gains across the region. Continuing to build the brand's presence in Italy, Burberry finalised plans to open a store in Rome in autumn 2004. In Spain, sales growth resumed, reflecting the successful repositioning efforts in that market.

- Burberry opened stores in Hong Kong, Kuala Lumpur, Melbourne and Singapore, underscoring the brand's opportunities in Asia outside of Japan. In addition to the impact of these new stores, regional growth was boosted by a rapid rebound in the Hong Kong market following the external shocks early in the year (a rebound in part fuelled by visitors from China) as well as strong demand within China. Korea was adversely affected by a difficult economic and consumer credit environment throughout the year.

- In Japan, Burberry continued its long-term brand enhancement

activities. During the year, the Group assumed the role of directly managing and monitoring the non-apparel licensees in this market. Over the past 18 months, several licenses have either expired or been cancelled and the Group is selectively working with existing licensees to upgrade products and distribution. In April 2004, the Group's partners in Japan opened a Burberry store featuring the brand's Prorsum and international London collections in Tokyo's fashionable Omotesando district. This new store, and the extensive media campaign which accompanied the opening, is an important component of Burberry's brand management activities in this market.

Continuing to Build the Management Team

The continued development of the depth and breadth of Burberry's international management team is an important Group objective. This year Burberry welcomed two new members to the senior team. Stacey Cartwright, joined in March as CFO and Brian Blake joins Burberry as President and COO in June. Mike Metcalf, the Group's former COO & CFO, and Tom O'Neill, outgoing President Worldwide, chose to pursue new career opportunities. We thank Mike and Tom for their contributions to the Group and wish them well in their new leadership roles.

Financial Highlights

Burberry achieved strong financial performance during the year. Turnover increased by 14%, 15% underlying, to £675.8 million. The EBITA* margin expanded from 19.7% to 20.9%, driven by strong gross margin gains. Over the past three years, Burberry's EBITA margin has increased from 18.1% to 20.9%. For the 2003/04 financial year, EBITA increased by 21% to £141.2 million and diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) grew 28% to 19.1p.

Looking Ahead to 2004/05

In line with the ongoing execution of its core growth strategies, Burberry's plans for the 2004/05 financial year include:

- An approximate 8% increase in net retail selling area through the addition of seven stores and concessions and expansion/renovation of existing stores

- High single digit wholesale sales growth driven primarily by increased sales to existing customers. Orders received to date indicate a high single digit percentage increase in sales for the Autumn/Winter 2004 season. While solid sales growth continues in most major markets, the Group's expectations for the Spanish market are cautious.

- More moderate licensing revenue growth relative to 2003/04

  - Revenues from Japan will benefit from an increase in certain royalty rates and a reduction in management fees payable; volumes are expected to be broadly static, affected by Burberry's actions to upgrade brand positioning in this market

  - Global licensees are expected to continue to produce strong gains, although at a more moderate rate; Burberry Brit for men will launch later in the year

- Operating margin broadly consistent with the 2003/04 financial year

- Capital expenditures are expected to total £40 to £50 million

*EBITA represents operating profit before interest, taxation, exceptional items and goodwill amortisation.

Financial Review

Group Results

| | Year to 31 March 2004 £m | Percentage of turnover % | Results before IPO related items £m | Yea<br>Perc<br>tu |
|---|---|---|---|---|
| Turnover | | | | |
| Wholesale | 351.4 | 52.0% | 306.9 | |
| Retail | 257.4 | 38.1% | 228.4 | |
| Licence | 67.0 | 9.9% | 58.3 | |
| Total turnover | 675.8 | 100.0% | 593.6 | |
| Cost of sales | (284.2) | 42.1% | (261.3) | ( |
| Gross profit | 391.6 | 57.9% | 332.3 | |
| Net operating expenses before goodwill amortisation | (250.4) | (37.0%) | (215.6) | ( |
| EBITA | 141.2 | 20.9% | 116.7 | |
| Goodwill amortisation | (6.8) | (1.0%) | (6.4) | ( |
| Employee share ownership plans at IPO | - | - | - | |
| Exceptional gain (2) | 2.2 | 0.3% | - | |
| Profit before interest and tax | 136.6 | 20.2% | 110.3 | |
| Net interest income/(expense) | 2.2 | 0.3% | (0.9) | ( |
| Currency loss on GUS loans (pre-flotation) | - | - | - | |
| Profit on ordinary activities before taxation | 138.8 | 20.5% | 109.4 | 1 |
| Tax on profit on ordinary activities | (47.3) | - | (39.9) | |
| Profit on ordinary activities after taxation | 91.5 | 13.5% | 69.5 | 1 |

| | | |
|---|---|---|
| Diluted EPS before goodwill amortisation, exceptional gain and IPO related charges | 19.1p | 14.9p |
| Diluted EPS | 18.1p | 13.7p |
| Diluted weighted average number of Ordinary Shares (millions) | 505.9 | 506.2 |

(1) IPO related items in the year ended 31 March 2003 included a £22.0 million exceptional charge related to employee share ownership plans and a £2.3 million pre-IPO foreign exchange loss before attributable tax relief of £7.0 million.

(2) The £2.2 million pre-tax exceptional gain in the year ended 31 March 2004 relates to lapsed awards and the reversal of associated charges with respect to the Restricted Share Plan.

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 31 March 2004, the Company operated 145 retail locations consisting of 54 Burberry stores, 67 concessions and 24 outlet stores. Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the year ended 31 March 2004 to the year ended 31 March 2003

Burberry Group has completed two transactions that affect the comparability of results for the year ended 31 March 2004 relative to the year ended 31 March 2003. On 1 July 2002, the Group purchased the operations and certain assets of its distributor in Korea, which largely operated as a retail business consisting primarily of 46 concessions at acquisition date (the "Korea acquisition"). On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO"). In determining "underlying" performance, financial results are adjusted to exclude the impact of the Korea acquisition, and to reflect prior financial year exchange rates.

Turnover

Total turnover advanced to £675.8 million from £593.6 million in the comparative period, an increase of 14%, or 15% on an underlying basis (i.e. excluding an £11.3 million reduction attributable to exchange rate movements and excluding the incremental contribution from the Korea acquisition). At constant exchange rates, turnover increased by 16%.

Total retail sales increased by 13% in the year to £257.4 million. On an underlying basis, retail sales increased by 15%, driven by sales from newly opened stores with a modest contribution from existing stores. Sales gains at existing stores accelerated in most markets late in the year. The US market achieved strong gains throughout the year. In Asia, the Hong Kong market quickly rebounded from the external shocks early in the financial year, while Southeast Asia, boosted by new stores, achieved significant gains in the second half. Korea was adversely affected by a volatile macro environment throughout the year. A slow first half in Continental Europe was more than offset by

vigorous growth in the second half of the year. The soft UK market saw improving trends late in the year. During the year, the Group opened nine new stores, including Burberry stores in the US (3), Europe (1) and Asia (4), as well as one outlet store and four concessions. Burberry also completed several store renovations and expansions in the year. Total retail selling space expanded 12% to approximately 410,000 square feet at year end.

Total wholesale sales advanced 14% (14% underlying) to £351.4 million during the year. The Group achieved double-digit sales gains for both the autumn/winter and spring/summer seasons, driven by solid gains across the US, Europe and Asia. Burberry achieved particularly strong increases in the US, Continental Europe and emerging markets, including China. Sales growth resumed in Spain, reflecting the successful repositioning efforts in that market

Licensing revenues in the year increased by 15%, 18% underlying, to £67.0 million. The majority of the increase was driven by royalty gains in Japan which reflected increases in certain royalty rates and a reduction in management fees payable with respect to specific licenses. Volumes in Japan were limited to modest gains, partially as a result of Burberry's brand enhancement activities in this market. The licensing revenue increase also reflected outstanding sales gains at global product licenses, particularly fragrance, which benefited from the highly successful Burberry Brit launch.

Operating Profit

Gross profit as a percentage of turnover expanded to 57.9% in the year from 56.0% in the comparative period. This increase was driven primarily by improved stock management, complemented by pricing and sourcing gains.

Operating expenses as a percentage of turnover rose to 37.0% from 36.3% in the comparative period. This increase primarily reflects continued investment in people and infrastructure in connection with future growth of the business.

As a result of these factors, EBITA increased by 21% to £141.2 million, or 20.9% of turnover relative to 19.7% in the earlier period. Exchange rate movements reduced reported EBITA by £3.8 million.

Goodwill amortisation increased to £6.8 million from £6.4 million in the comparative period as a result of a full year of amortisation expense associated with the Korean acquisition, partially offset by exchange rate movements.

In 2003/04, the Group experienced a £2.2 million exceptional gain relating to lapsed awards and the reversal of associated charges with respect to the employee share ownership plans.

Profit before interest and tax and IPO related items increased 23.8% to £136.6 million, or 20.2% of turnover from 18.6% in the comparative period.

Net interest income/expense

Net interest income was £2.2 million in the year to March 2004 compared to net expense of £0.9 million (excluding IPO related charges) in the prior period. The improvement reflects strong cash generation in the current period.

Prior year IPO related charges

In connection with the initial public offering, the Group incurred a £22.0 million exceptional charge in the year to March 2003 largely relating to its employee share ownership plans.

During the year to March 2003, the Group also incurred a £2.3m foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation of £138.8 million in the year to March 2004 compared to £109.4 million (excluding IPO related charges) in the prior period.

Profit after taxation

The Group reported a 32.6% tax rate (2002/03: 34.7%) on profit before goodwill amortisation for the full financial year resulting in a £47.3 million tax charge. The rate continues to be above the UK statutory tax rate primarily as a result of the Group's operations in higher tax rate jurisdictions. Profit after tax (before IPO related charges in the prior year) for the period increased 32% to £91.5 million.

Diluted earnings per share before goodwill amortisation, exceptional gain and IPO related charges increased 28% to 19.1p in the year compared to 14.9p (excluding IPO related charges) in the prior period. In the year to March 2004, the Group had 495.6 million (2002/03: 498.1 million) Ordinary Shares in issue on average for the purposes of calculating basic earnings per share and 505.9 million (2002/03: 506.2 million) Ordinary Shares in issue on average for the purposes of calculating diluted earnings per share. An average of 4.6 million Ordinary Shares held by the Group's Employee Share Ownership Trusts are excluded for the purposes of the basic and diluted earnings per share calculations.

Liquidity and Capital Resources

Summary Group Balance Sheet

| | As at 31 March 20 |
|---|---|
| Fixed assets | |
| Intangible assets | 1 |
| Tangible fixed assets | 1 |
| Investments | |
| | 2 |
| Current assets | |
| Stock | |
| Debtors | 1 |
| Cash and short term deposits | 1 |
| | 3 |
| Creditors - amounts falling due within one year | (16 |
| Net current assets | 2 |
| Total assets less current liabilities | 4 |
| Creditors - amounts falling due after more than one year | (3 |
| Provisions for liabilities and charges | ( |
| Net assets | 4 |

| Total Shareholders' Funds | 4 |
|---|---|

Cash Flow and Net Funds

| | Year to 31 March |
|---|---|
| Operating profit before interest, taxation, goodwill amortisation and exceptional/IPO-related items | 1 |
| Depreciation and related charges | |
| Loss on disposal of fixed assets and similar items | |
| (Increase)/decrease in stocks | ( |
| Increase in debtors | ( |
| Increase in creditors | |
| Net cash inflow from operating activities | 1 |
| Returns on investments and servicing of finance | |
| Taxation paid | (4 |
| Net purchase of fixed assets | (2 |
| Acquisition related payments | ( |
| Net purchase of own shares | ( |
| Net cash inflow before dividends, IPO related and financing activities | 1 |
| Net funds at end of year | 1 |

Burberry's principal uses of funds have been to support capital expenditures, acquisitions, and working capital growth in connection with the expansion of its business. Since its IPO in July 2002, the Group expects to finance operations, capital expenditures and acquisitions with cash generated from operating activities and, as necessary, the use of its credit facility.

Net cash inflow from operating activities increased to £185.6 million in the year ended 31 March 2004 from £165.0 million in the comparative period. The increase in depreciation and related charges primarily reflects the larger fixed asset base associated with expansion of the business. The 21% increase in operating profit before interest, taxation, goodwill amortisation and exceptional/IPO related items was augmented by working capital efficiencies. Stock levels increased moderately relative to turnover in 2003/04. The small modest decrease in trade debtors reflects improved credit management. The increase in creditors was in line with the increase in turnover.

Net fixed asset purchases of £28.8 million primarily reflects continued investment in the Group's retail and wholesale operations. The decrease compared to 2002/03 largely reflects differences in the actual timing of cash outlays and types of retail investments between the two periods. Capital expenditures are expected to total £40-50 million in the 2004/05 financial year.

Net cash outflow for acquisition purposes in the period was £2.5 million in 2003

/04, relating to deferred payments with respect to previous transactions. In 2002/03, this amount largely related to the Korea acquisition.

During 2003/04 the Company invested £6.6 million net in its own shares as a contribution to funding the Group's employee share ownership trusts.

The Company paid an interim dividend of 1.5p per share on 4 February 2004. A final dividend of 3.0p per share is proposed and would be payable in August 2004. As a result, the total dividend for 2003/04 would increase by 50% to 4.5p per share (£22.3 million aggregate amount).

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales. On the basis of forward foreign exchange contract rates secured with respect to the year to 31 March 2005, Burberry expects that the average Yen/Sterling exchange rate applicable to its licence revenue for that financial year will be broadly consistent with that of 2003/04.

Burberry maintains a £75 million credit facility which matures in July 2006.

International Financial Reporting Standards

It will become mandatory for the consolidated financial statements of all EU listed companies to be reported under International Financial Reporting Standards (IFRS) for periods commencing after 1 January 2005.

The areas of greatest impact for the Group have been identified and work is underway to ensure the required compliance with IFRS for the year ending 31 March 2006.

An impact assessment has identified that changes in accounting treatment for property, pensions, share-based payments, deferred tax, financial instruments and segmental disclosure may have the greatest impact for the Group.

Group profit and loss account

Turnover
Cost of sales

Gross profit

Net operating expenses

Operating profit

Operating profit before goodwill amortisation and exceptional items
- goodwill amortisation
- exceptional credit/(charge) relating to IPO employee share plans

Interest and similar income

Interest expense
Foreign currency loss on loans with GUS group (pre-flotation)

Interest expense and similar charges

Profit on ordinary activities before taxation
Tax on profit on ordinary activities*

Profit on ordinary activities after taxation
Equity dividend
- to GUS group (pre-flotation)
- interim paid
- final proposed

Retained profit/(loss) for the year

Pence per share
Earnings
- basic
- diluted

Earnings before goodwill amortisation and exceptional items
- basic
- diluted

Dividends
- dividends per share - interim
- dividends per share - final

All the Group's operations in both years are continuing.

*Tax on profit on ordinary activities includes tax charged on goodwill amortisation and exceptional items of £0.5m in the year to 31 March 2004 (2003: credit £6.5m).

Statement of total recognised gains and losses

Retained profit/(loss) for the year

Currency translation differences
Tax impact of currency translation differences

Net impact of currency translation differences

Total recognised gains and losses for the year

Note of historical cost profits and losses

Reported profit on ordinary activities before taxation
Difference between actual and historical cost depreciation charge

Historical cost profit on ordinary activities before taxation
Tax on profit on ordinary activities
Dividend
- to GUS group (pre-flotation)
- interim paid
- final proposed

Historical cost retained profit/(loss) for the year after taxation and dividends

Reconciliation of movement in Group Shareholders' Funds

Profit on ordinary activities after taxation
Dividend
- to GUS group (pre-flotation)
- interim paid
- final proposed

Retained profit/(loss) for the year

Net impact of currency translation differences
Pre-flotation
Issue of preference share capital
Issue of Ordinary Share capital
Deemed distribution arising on reorganisation
Capital reserve arising on reorganisation
On and post-flotation
Issue of Ordinary Share capital
Waiver of GUS group balances
Movement in capital reserve arising on Restricted Share Plan

Net change in Shareholders' Funds
Opening Shareholders' Funds (2003: GUS investment in Burberry Group)

Closing Shareholders' Funds

Balance sheets

| | | Group | |
|---|---|---|---|
| | | As at 31 | As |
| | Note | March 2004<br>£m | March |
| Fixed assets | | | |
| Intangible assets | 14 | 111.4 | |
| Tangible fixed assets | 15 | 149.8 | |
| Investments | 16 | 8.8 | |
| | | 270.0 | |
| Current assets | | | |
| Stock | 17 | 89.5 | |
| Debtors | 18 | 120.8 | |
| Cash and short term deposits | 19 | 158.7 | |
| | | 369.0 | |
| Creditors - amounts falling due within one year | 20 | (161.2) | (1 |
| Net current assets | | 207.8 | |

| | | | |
|---|---|---|---|
| Total assets less current liabilities | | 477.8 | |
| Creditors - amounts falling due after more than one year | 21 | (35.4) | ( |
| Provisions for liabilities and charges | 22 | (5.3) | |
| Net assets | | 437.1 | |
| Capital and reserves | | | |
| Called up share capital | 23 | 1.1 | |
| Share premium account | 24 | 124.7 | |
| Revaluation reserve | 24 | 23.5 | |
| Capital reserve | 24 | 42.9 | |
| Other reserve | 24 | - | |
| Profit and loss account | 24 | 244.9 | (5 |
| Equity Shareholders' Funds | | 436.3 | |
| Non-Equity Shareholders' Funds | 23 | 0.8 | |
| Total Shareholders' Funds | | 437.1 | |

Approved by the Board on 23 May 2004 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

Group cash flow statement

Operating activities
Operating profit after goodwill amortisation and exceptional items
Exceptional (credit)/charge
Goodwill amortisation

Operating profit before goodwill amortisation and exceptional items
Depreciation, impairment and trademark amortisation charges
Loss on disposal of fixed assets and non-cash charges
(Increase)/decrease in stocks
Increase in debtors
Increase in creditors

Net cash inflow from operating activities

Returns on investments and servicing of finance
Interest received
Interest paid
Dividend received from investment

Net cash inflow/(outflow) from returns on investments and servicing of finance

Taxation paid

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets
Sale of tangible fixed assets
Purchase of own shares
Sale of own shares by ESOP

Net cash outflow from capital expenditure and financial investment

Acquisitions
Deferred consideration for purchase of businesses
Purchase of businesses in year

Net cash outflow from acquisitions

Net cash inflow before dividends, IPO related and financing activities
Dividends
Equity dividends paid (including in the year ended 31 March 2003 £219m to GUS grc
pre-flotation)
Deemed distribution arising on reorganisation (net of capital reserve)

Net cash inflow/(outflow) before management of liquid resources and financing

Management of liquid resources
Increase in short term deposits with banks

Financing
Issue of Ordinary Share capital
Issue of Ordinary Shares to GUS group (pre-flotation)
Issue of preference shares to GUS group (pre-flotation)
Decrease in external borrowings

Funds received on GUS group balances (pre-flotation)
Settlement of GUS group balances (on flotation)
Funds on deposit with GUS group companies (post-flotation)

(Increase)/decrease in net balances due from GUS group

Net cash (outflow)/inflow from financing

Increase in cash during the year



MORE TO FOLLOW

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 17:01 21-Apr-04 |
| **Number** | 8659X |

### NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Name | Shares Held |
|---|---|
| Not known | 21,169,557 |

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

16 April 2004

11. Date company informed

20 April 2004

12. Total holding following this notification

21,169,557

13. Total percentage holding of issued class following this notification

4.23%

14. Any additional information

Janus Capital Management LLC ("Janus") provides investment advice to various mutual funds and other accounts ("Janus Clients"). The shares in Burberry Group plc ("the Company") are held by Janus on behalf of various Janus Clients only for investment purposes and not to exercise control over the Company.

Janus generally has the right to vote shares of portfolio companies held on behalf of Janus Clients.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin – Assistant Company Secretary

Date of notification

21 April 2004

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Board Changes |
| **Released** | 08:24 19-Apr-04 |
| **Number** | 7254X |

RNS Number:7254X
Burberry Group PLC
19 April 2004

Burberry Group plc

BOARD CHANGES

Burberry Group plc announces that Thomas J. O'Neill, President Worldwide, has resigned as a director of the Company with effect from July 1,2004. Since joining Burberry in November 2001, Mr. O'Neill's primary focus has been on developing the management team, infrastructure and strategy of the Company's operations in Asia. Mr O'Neill is leaving the Company to join Aber Diamond Corporation, the publicly traded diamond company, as President. Simultaneously, he will assume the role of Chief Executive Officer of Harry Winston Inc., the luxury jewellery retailer, in which Aber Diamond Corporation has recently acquired a controlling stake.

Rose Marie Bravo, Chief Executive of Burberry, said, "Tom has made a significant contribution to Burberry. He leaves the business with a solid foundation in place and a strong management team on the ground in Asia to maximise the extraordinary growth potential that the Asian market represents." Ms. Bravo continued, "This new endeavour is a wonderful career opportunity for Tom. On behalf of everyone at Burberry, I extend our thanks and wish him every success in the future."

Burberry, the international luxury brand, which is headquartered in London and listed on the London Stock Exchange was founded in 1856.

Enquiries:

Brunswick 020 7404 5959
Susan Gilchrist
Robert Gardener



END

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82-34691

# Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Second Half Trading Update |
| **Released** | 07:00 14-Apr-04 |
| **Number** | 5861X |

RNS Number:5861X
Burberry Group PLC
14 April 2004

Burberry Group plc

Second Half Trading Update

14 April 2004. Burberry Group plc reports on trading for the six months ended 31 March 2004.

Highlights

- Total revenues increased by 15% on an underlying* basis, 13% reported
- Retail sales rose 12% underlying (7% reported) driven by accelerated growth in the fourth quarter
- Wholesale revenues increased 16% underlying (17% reported) driven by strong growth for the Spring/Summer 2004 season
- Licensing revenue increased by 21% underlying (17% reported)
- 2004/05 plans
  - increase net retail selling space by approximately 8%
  - high single digit wholesale revenue growth led by anticipated strong growth for the Autumn/Winter 2004 season
  - more moderate growth in licensing revenue relative to 2003/04

| | 6 months to 31 March 2004<br>% change vs the prior year period | |
|---|---|---|
| | Reported | Underlying * |
| Retail | 7% | 12% |
| Wholesale | 17 | 16 |
| Licensing | 17 | 21 |
| Total | 13 | 15 |

*Underlying figures are calculated at constant exchange rates.

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "Building on first half success, Burberry continued to achieve strong results in the second half of 2003/04. In particular, the outstanding response to our womenswear designs and use of colour throughout the product lines was a key catalyst across the business. This performance is consistent with expectations for the financial year."

Total revenues

Total revenues in the six months to March 2004 increased by 15% on an underlying * basis (i.e. at constant exchange rates), 13% reported, compared to the same period last year.

Retail

Underlying retail sales in the second half increased by 12% (7% reported), driven primarily by contributions from newly opened stores complemented by modest gains at existing stores. In addition to the four Burberry stores opened in the third quarter, the Group opened a new store in Houston, Texas and an expanded store in Manhasset, New York during the fourth quarter. Total net selling space increased by approximately 12% in the financial year.

Retail growth accelerated in the fourth quarter, with sales increasing by 14% underlying relative to an 11% gain in the third quarter. Regional market performance was directionally consistent with third quarter trends. The US market achieved vigorous growth. Continental European markets continued to gain momentum while UK trends improved later in the quarter. In Asia, Korea continued to be adversely affected by the volatile macro environment. Hong Kong demonstrated ongoing strength, while Southeast Asia, boosted by new stores, achieved solid gains.

Wholesale

Total wholesale sales increased by 16% on an underlying basis, 17% reported, during the second half driven by strong sales growth for the Spring/Summer 2004 season. By region, growth was led by the US market complemented by gains in Europe, modest growth in Spain and expansion in Asia's younger markets. Other emerging markets also contributed to this increase. Through a local partner, the Group opened the first Burberry store in Russia (Moscow) in February.

Licensing

Total licensing revenues in the second half increased by 21% on an underlying basis, 17% reported. Licensing revenues from the Japanese market reflected increases in certain royalty rates and a reduction in management fees payable with respect to specific licences. Volumes were in line with the previous year. In early April, the Group's partners in Japan opened a Burberry store featuring the brand's Prorsum and London collections in Tokyo's Omotesando district. Licensing revenue increases were also driven by outstanding sales gains at global product licensees, particularly fragrances, which continued to benefit from the highly successful Burberry Brit launch.

2004/05 plans

In line with the ongoing execution of its core growth strategies, Burberry's plans for the 2004/05 financial year include:

- An approximate 8% increase in net retail selling area through the addition of seven stores and concessions and expansions of existing stores
- High single digit wholesale sales growth driven primarily by increased sales to existing customers; orders received to date indicate a high single digit percentage increase in sales for the Autumn/Winter 2004 season
- More moderate licensing revenue growth relative to 2003/04
  - revenues from Japan will benefit from an increase in certain royalty rates and a reduction in management fees payable on a base of anticipated broadly static volumes
  - global licensees are expected to continue to produce strong gains, although at a more moderate rate

Burberry will announce its preliminary results for the year ended 31 March 2004 on 24 May 2004.

Enquiries:

Burberry 020 7968 0577

Stacey Cartwright CFO
Matt McEvoy Strategy and IR

John Scaramuzza Strategy and IR

Brunswick 020 7404 5959
Susan Gilchrist
Sophie Fitton

*Underlying figures are calculated at constant exchange rates.

Certain statements made in this Trading Update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.



END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 18:03 15-Mar-04 |
| **Number** | 5667W |

**Burberry Group plc ("the Company")**

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill, Michael Metcalf and Stacey Cartwright are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 12 March 2004, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that on 5 March 2004 it had transferred 400 Shares to a participant of the Company's International Free Share Plans.

END

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82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 17:04 10-Mar-04 |
| **Number** | 3896W |

**Burberry Group plc ("the Company")**

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill, Michael Metcalf and Stacey Cartwright are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 9 March 2004, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that on 5 March 2004 it had sold 1,000 Shares at a price of £3.475 per Share.

END

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82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 15:19 03-Mar-04 |
| **Number** | 0999W |

### SCHEDULE 11

### NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

2. Name of director

Stacey Cartwright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stacey Cartwright

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 0.05p each

12. Price per share

£3.46

13. Date of transaction

03.03.04

14. Date company informed

03.03.04

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

0.002%

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

25. Name and signature of authorised company official responsible for making this

notification

Raj Bhasin – Assistant Company Secretary

Date of Notification

03.03.04



END

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82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 12:25 06-Feb-04 |
| **Number** | 1130V |

**Burberry Group plc ("the Company")**

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 5 February 2004, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that on that date it had sold 117,000 Shares at a price of £3.550987 per Share.

END

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## Regulatory Announcement

Go to market news section

| Company | Burberry Group PLC |
|---|---|
| TIDM | BRBY |
| Headline | Holding(s) in Company |
| Released | 11:18 06-Feb-04 |
| Number | 1061V |

### NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Name | Shares Held |
|---|---|
| Not known | 15,416,870 |

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

2 February 2004

11. Date company informed

82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 18:16 26-Jan-04 |
| **Number** | 6566U |

26 January 2004

Burberry Group plc ("the Company")

Earlier today, Rose Marie Bravo, Chief Executive, partially exercised her option to acquire Ordinary Shares in the Company ("Shares") under the Senior Executive IPO Share Option Scheme. As a result of a "cashless" exercise, she (i) acquired 302,401 Shares of which 252,401 Shares were sold at a price of £3.635 per Share and (ii) cancelled her option in respect of 530,932 Shares.

Following this transaction Rose Marie Bravo has a holding of 50,000 Shares and options to acquire 7,500,000 Shares.

The Company received notification of the above change in Rose Marie Bravo's share interests on 26 January 2004.

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 16:12 20-Jan-04 |
| **Number** | 4474U |

20 January 2004

Burberry Group plc ("the Company")

The Company received notification today from The Goldman Sachs Group, Inc that at close of business on 16 January 2004 it no longer had a disclosable interest in the shares of the Company pursuant to sections 198 to 203 of the Companies Act 1985.

END

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82-34691

Regulatory Announcement

Go to market news section

| Company | Burberry Group PLC |
|---|---|
| TIDM | BRBY |
| Headline | Trading update |
| Released | 07:00 13-Jan-04 |
| Number | 146SU |

# Burberry Group plc

## Third Quarter 2003/04 Trading Update

13 January 2004. Burberry Group plc reports on trading for the third quarter ended December 2003.

### Highlights

- Total revenues increased by 15% on an underlying* basis, 12% reported
- Retail sales up 11% underlying (7% reported), driven by new stores
- High single digit wholesale sales growth now anticipated for spring/summer 2004 season; wholesale sales increased 23% underlying (23% reported)
- Licensing revenue up 18% underlying, 10% reported

*Underlying figures are calculated at constant exchange rates.

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "*We are pleased with Burberry's performance in the quarter. Against exceptional prior year results, we achieved 15% underlying revenue growth. With a strong initial consumer response to our spring/summer product at retail and a healthy wholesale order book for the season, Burberry enters the remaining quarter of the year with continued momentum.*"

### Total revenues

Total revenues in the quarter ended December 2003 increased by 12%, 15% on an underlying* basis (i.e. at constant exchange rates), compared to the same period last year.

### Retail

Retail sales increased by 11% underlying, 7% reported, and accounted for approximately 60% of total revenue in the quarter. This growth was driven by new stores with a marginal contribution from existing stores, which was achieved in the context of an exceptionally strong prior year performance.

Regional market performance was generally consistent with early autumn trends. The US market continued its impressive strength. In Asia, Hong Kong has fully

recovered from the shocks earlier in the year and the Korean business has demonstrated resilience in a volatile environment. In Europe, UK performance reflected a sluggish market, while the continental European market continued to gain momentum.

The Group opened four Burberry stores in the period, including its first stores in Australia (Melbourne) and Malaysia (Kuala Lumpur), and an additional store in each of the Hong Kong and Singapore markets. One outlet store was also opened during the period. In total, the Group remains on schedule to expand selling space by approximately 12% by the end of the current financial year.

**Wholesale**

Wholesale sales increased by 23% underlying, 23% reported, during the quarter. This gain reflects continuing growth of the business magnified by the trend toward earlier deliveries for spring/summer product and excellent shipping performance. On the basis of orders received to date, Burberry now anticipates high single-digit wholesale sales growth for the Spring/Summer 2004 season. The majority of spring/summer merchandise is shipped in the fourth quarter of each financial year.

**Licensing**

Total licensing revenues in the quarter increased by 18% on an underlying basis, and 10% reported. Licensing revenues from the Japanese market reflected increases in certain royalty rates and a reduction in management fees with respect to specific licences. The broadly static volumes in Japan are in the context of exceptional gains achieved in the comparable periods of the two preceding years. Licensing revenues also benefited from strong sales gains by global product licensees, particularly fragrances where *Burberry Brit* continued to benefit from its outstanding launch.

Burberry will provide a second half trading update on 14 April 2004.

**Enquiries:**


| | | |
|---|---|---|
| **Burberry** | | **020 7968 0577** |
| Mike Metcalf | COO and CFO | |
| Matt McEvoy | Strategy and IR | |
| | | |
| **Brunswick** | | **020 7404 5959** |
| Susan Gilchrist | | |
| Sophie Fitton | | |


*Underlying figures are calculated at constant exchange rates.

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Blocklisting Interim Review |
| **Released** | 15:28 12-Jan-04 |
| **Number** | 1239U |

### SCHEDULE 5

### BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Burberry Group plc

2. Name of scheme

Burberry Senior Executive IPO Share Option Scheme

3. Period of return:

From 11.07.03 To 10.01.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,000,000 Ordinary Shares of 0.05p each (this is the first return to be made)

5. Number of shares issued / allotted under scheme during period:

193,766 Ordinary Shares of 0.05p each

6. Balance under scheme not yet issued / allotted at end of period

1,806,234 Ordinary Shares of 0.05p each

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,000,000 Ordinary Shares of 0.05p each, 11 July 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

500,193,766 Ordinary Shares of 0.05p

Contact for queries

| | |
|---|---|
| Name | Raj Bhasin |
| Address | 10 St Alban's Street, London SW1Y 4SQ |
| Telephone | 020 7968 0533 |

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 16:13 03-Dec-03 |
| **Number** | 8315S |

**Burberry Group plc ("the Company")**

As potential beneficiaries of the holdings of The Burberry Group plc ESOP Trust ("the Trust"), employees of the Company and its subsidiaries and the following directors of the Company; Rose Marie Bravo, Thomas J. O'Neill and Michael Metcalf are deemed, under section 324 Companies Act 1985, to have an interest in the Ordinary Shares of 0.05p each in the Company ("Shares") held by the Trust.

John Peace and David Tyler, non-executive directors of the Company and the employees of the GUS group, the majority shareholder of Burberry Group plc, are also potential beneficiaries of the holdings of the Trust. Accordingly, they are also deemed, under section 324 Companies Act 1985, to have an interest in the Shares held by the Trust.

The Company received notification on 2 December 2003, from Abacus Corporate Trustee Limited as trustee of the Trust and on behalf of the directors named above that, on 1 December 2003, it had sold 12,400 Shares at a price of £3.87 per Share.

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 15:44 03-Dec-03 |
| **Number** | 8269S |

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above and in respect of a non-beneficial interest.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Name | Shares Held |
|---|---|
| Goldman Sachs Securities (Nominees) Limited | 1,445,248 |
| Crest Account: CREPTEMP | 14,096,468 |

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

27 November 2003

11. Date company informed

3 December 2003

12. Total holding following this notification

15,541,716

13. Total percentage holding of issued class following this notification

3.11%

14. Any additional information

The interest in 1,445,248 shares arose from the interest held by Goldman, Sachs & Co., acting as custodian.

The interest in 14,096,468 shares arose from a beneficial interest held by Goldman Sachs International.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin – Assistant Company Secretary

Date of notification

3 December 2003

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 15:26 03-Dec-03 |
| **Number** | 8256S |

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

GUS Holdings Limited and its parent company, GUS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Name | Shares Held |
|---|---|
| GUS Holdings Limited | 329,972,564 |

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

7,500,000

8. Percentage of issued class

1.5%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

27 November 2003

11. Date company informed

2 December 2003

12. Total holding following this notification

329,972,564

13. Total percentage holding of issued class following this notification

65.97%

14. Any additional information

None

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin – Assistant Company Secretary

Date of notification

3 December 2003

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 18:10 02-Dec-03 |
| **Number** | 7867S |

2 December 2003

Burberry Group plc ("the Company") yesterday received notification from Michael Metcalf, a director of the Company, that on 27 November 2003 he exercised share options to acquire, and subsequently sold, 97,101 ordinary shares of 0.05p each in the Company.

These share options were granted on 11 July 2002 with an exercise price of 230p per share and the shares were sold at a price of 376.0255p per share.

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 14:56 01-Dec-03 |
| **Number** | 6962S |

1 December 2003

Burberry Group plc received the following letter from Merrill Lynch International on Friday, 28 November 2003:

"24 November 2003

The Company Secretary
Burberry Group plc (the ***Company***)
18-22 Haymarket
London SW1Y 4DQ

Dear Sir

**Notification under Part VI Companies Act 1985 (the *Act*)**

On 19 November 2003, Merrill Lynch International (***Merrill Lynch***) entered into a placing agreement (the ***Placing Agreement***) with GUS plc (***GUS***), pursuant to which Merrill Lynch agreed to use its reasonable endeavours to procure purchasers for 50,000,000 ordinary shares of 0.05p each in the capital of the Company (the ***Ordinary Shares***) which were owned by GUS Holdings Limited (***Holdings***), a wholly-owned subsidiary of GUS (the ***Tender***). On 20 November 2003 Merrill Lynch entered into a stock lending agreement with GUS in connection with the Tender in respect of up to 7,500,000 Ordinary Shares (the ***Stock Lending Agreement***).

Following Merrill Lynch's entering into of the Placing Agreement and the Stock Lending Agreement, we hereby notify you in accordance with Part VI of the Act that:

(a) as at 20 November 2003, Merrill Lynch and each of the persons listed in the attached Schedule (by virtue of its group relationship with Merrill Lynch) were interested for the purposes of Part VI of the Act in 16,230,310 Ordinary Shares as comprised in the relevant share capital, as defined in section 198(2) of the Act, of the Company (the ***Relevant Shares***) (including an interest in 7,500,000 Ordinary Shares pursuant to over-allotment arrangements under the Placing Agreement and an interest in 7,500,000 Ordinary Shares pursuant to the Stock Lending Agreement);

(b) so far as known to Merrill Lynch and each of the persons listed in the attached Schedule, as at the date hereof, Holdings is the registered holder of the Relevant Shares;

(c) so far as known to Merrill Lynch and each of the persons listed in the attached Schedule, as at 20 November 2003, of the Relevant Shares in which Merrill Lynch and each of the persons listed in the attached Schedule were taken to be interested, 15,000,000 Ordinary Shares were Relevant Shares in which Merrill Lynch and each of the persons listed in the

attached Schedule were taken to be interested by virtue of section 208(5) of the Act;

(d) as at 21 November 2003, as a result of the making of a Borrowing Request under the Stock Lending Agreement, the interest of Merrill Lynch and each of the persons listed in the attached Schedule in 7,500,000 Ordinary Shares pursuant to the Stock Lending Agreement changed from an interest under section 208(5) of the Act into an interest under section 208 (4) of the Act;

(e) as at today's date, as a result of the delivery of Ordinary Shares under the Stock Lending Agreement, the interest of Merrill Lynch and each of the persons listed in the attached Schedule in 7,500,000 Ordinary Shares pursuant to the Stock Lending Agreement changed from an interest under section 208(4) of the Act into an interest under section 208(2) of the Act; and

(f) as of today's date, following settlement of the Tender, Merrill Lynch and each of the persons listed in the attached Schedule no longer have a notifiable interest for the purposes of Part VI of the Act in the Relevant Shares.

If you have any queries regarding the contents of this letter, please contact Alasdair Coutts-Britton on 020-7996-3565, Facsimile 020-7996-1174.

Yours faithfully

For and on behalf of Merrill Lynch International

**Schedule**

Merrill Lynch Group Inc.

World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332

Merrill Lynch & Co., Inc.

World Financial Center
North Tower
250 Vesey Street
New York
NY 10281-1332"

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Doc re Interim Report |
| **Released** | 10:36 28-Nov-03 |
| **Number** | 6176S |

28 November 2003

In accordance with paragraph 9.31(a) of the Listing Rules, Burberry Group plc has submitted two copies of its Interim Report for the six months ended 30 September 2003 to the UK Listing Authority for publication through the Document Viewing Facility.

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | GUS PLC |
| **TIDM** | GUS |
| **Headline** | Further re Burberry Placing |
| **Released** | 10:31 27-Nov-03 |
| **Number** | 5617S |

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES

27 November 2003

GUS plc

Exercise of Over-Allotment Option in respect of placing of ordinary shares in Burberry Group plc ("Burberry")

Further to the announcement dated 19 November 2003 of the placing ("the Placing") of 50 million ordinary shares in Burberry by GUS plc ("GUS"), GUS is pleased to announce that Merrill Lynch International has exercised the over-allotment option granted to it in respect of the Placing, resulting in the sale of an additional 7.5 million ordinary shares in Burberry by GUS. These shares are being sold in connection with allocations of shares which have already been made to institutional investors as part of the Placing. Following the exercise of the over-allotment option, GUS' remaining shareholding in Burberry is approximately 66%. GUS has agreed not to sell further shares in Burberry for 360 days from the closing of the Placing (which was 24 November 2003).

Enquiries:

GUS 0207 495 0070

David Tyler

Fay Dodds

Merrill Lynch International 0207 628 1000

Bob Wigley

Paul Baker

Mark Brooker

Finsbury 0207 251 3807

Rupert Younger

Rollo Head

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The shares which are the subject of the Placing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of the shares referred to herein will be made in the United States, the United

Kingdom or elsewhere.

Merrill Lynch International and Morgan Stanley Securites Limited are acting for GUS plc in connection with the Placing and no one else and will not be responsible to anyone other than GUS plc for providing the protections offered to their clients nor for providing advice in relation to the above transaction.

Stabilisation/FSA.

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 14:52 26-Nov-03 |
| **Number** | 5313S |

### NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

GUS Holdings Limited and its parent company, GUS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the holding of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Name | Shares Held |
|---|---|
| GUS Holdings Limited | 337,472,564 |

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

50,000,000

8. Percentage of issued class

10%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

24 November 2003

11. Date company informed

25 November 2003

12. Total holding following this notification

337,472,564

13. Total percentage holding of issued class following this notification

67.48%

14. Any additional information

None

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin – Assistant Company Secretary

Date of notification

26 November 2003

END

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82-34691

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Director Shareholding |
| **Released** | 17:57 20-Nov-03 |
| **Number** | 3293S |

### SCHEDULE 11

### NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Burberry Group plc

2. Name of director

Philip Bowman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclays Shares Nominee Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

9,130

8. Percentage of issued class

0.0018%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 0.05p each

12. Price per share

£3.5775

13. Date of transaction

20.11.03

14. Date company informed

20.11.03

15. Total holding following this notification

20,000

16. Total percentage holding of issued class following this notification

0.0040%

**If a director has been granted options by the company please complete the following boxes.**

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

25. Name and signature of authorised company official responsible for making this

notification

Raj Bhasin – Assistant Company Secretary

Date of Notification

20.11.03

END

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82-34691

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Stabilisation Notice-Replace |
| **Released** | 13:38 19-Nov-03 |
| **Number** | 2559S |

RNS Number:2559S
Burberry Group PLC
19 November 2003

The 'Stabilisation Notice' announcement released today at 12:59 under RNS No 2534S, should have been issued under the Company name of Burberry Group PLC and not under the Company name of GUS Plc.

The announcement text is unchanged and is reproduced in full below.

19 November 2003

Stabilisation Notice

Dear Sirs

Placing (the "Placing") of 50,000,000 secondary ordinary shares of 0.05 pence each ("Shares") of Burberry Group Plc ("Burberry" or the "Company") held by GUS Plc ("GUS") (with an over-allotment option of up to 7,500,000 additional ordinary shares)

Merrill Lynch International ("MLI") notifies you that it is the stabilising manager and may conduct stabilising activities in relation to the Shares, ISIN: GB0031743007 and in connection with the above transaction. MLI confirms the following:

1. The securities to be stabilised are the Shares referred to above; no other associated securities are subject to stabilisation;
2. The stabilising manager is Merrill Lynch International (contact: John Millar/ Mark Gwynne- Telephone: 020 7995 3700);
3. The stabilisation period is expected to commence immediately and ends on 24 December 2003 inclusive (30 days after the Closing Date);
4. The issue price of the Shares was set on 19 November 2003 and announced on 19 November 2003.

Stabilisation/FSA

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34691

## Regulatory Announcement



| Company | GUS PLC |
|---|---|
| TIDM | GUS |
| Headline | Result of Placing |
| Released | 12:47 19-Nov-03 |
| Number | 2531S |

**NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES**

19 November 2003

# GUS plc

## Result of Placing of Ordinary Shares in Burberry Group plc ("Burberry")

Further to today's announcement of the intention to effect a placing (the "Placing") of ordinary shares in Burberry by GUS plc ("GUS"), 50 million ordinary shares held by GUS have been successfully placed at a price of 360p per ordinary share following completion of an accelerated bookbuilding process. GUS has also granted an over-allotment option to Merrill Lynch over an additional 7.5 million shares. Following the Placing, GUS will continue to hold 67.5% of the outstanding shares of Burberry, before any exercise of the over-allotment option.

The ordinary shares which are the subject of the Placing rank pari passu with Burberry's existing ordinary shares of 0.05p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such ordinary shares. Placees will be entitled to receive the interim dividend of 1.5p per ordinary share to be paid on 4 February 2004.

**Enquiries**

**GUS**

David Tyler 020 7495 0070

Fay Dodds

**Merrill Lynch International**

Bob Wigley 020 7628 1000

Paul Baker

Mark Brooker

**Finsbury**

Rupert Younger 020 7251 3801

Rollo Head

Merrill Lynch is acting as global co-ordinator and sole bookrunner to the Placing. Morgan Stanley is co-lead manager.

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The shares which are the subject of the Placing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of the shares referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International and Morgan Stanley Securities Limited are acting for GUS plc in connection with the Placing and no one else and will not be responsible to anyone other than GUS plc for providing the protections offered to their clients nor for providing advice in relation to the above transaction.

In connection with the Placing, Merrill Lynch International will act as stabilising manager and, as such, Merrill Lynch International or any person acting for Merrill Lynch International as stabilising manager may, in connection with the Placing, over-allot or effect transactions with a view to supporting the market price of the ordinary shares in Burberry at a level higher than that which might otherwise prevail for a limited period after the Placing. However, there will be no obligation on Merrill Lynch International or any agent of Merrill Lynch International to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

END

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82-34691

Regulatory Announcement

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Free annual report

| Company | GUS PLC |
|---|---|
| TIDM | GUS |
| Headline | Placing of Burberry Stake |
| Released | 07:00 19-Nov-03 |
| Number | 2311S |

**NOT FOR RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES**

19 November 2003

## GUS plc

## Sale of Further Stake in Burberry Group plc ("Burberry")

GUS plc ("GUS") today announces that it intends to sell a further stake of 10% in Burberry (the "Placing"). This will be achieved by way of an accelerated bookbuilt placing of approximately 50 million shares. GUS has also granted an over-allotment option to Merrill Lynch over an additional number of shares equivalent to 15% of the placing size.

The partial flotation of 23% of Burberry was successfully completed in July 2002, at a price of 230p. Since then, Burberry has continued to perform strongly, exceeding market expectations at the time of the IPO. The Board of GUS believes now is the appropriate time to improve the liquidity in Burberry shares by reducing further its stake.

The proceeds from the sale will be used initially to reduce debt. The Board of GUS now plans to review the possibility of returning surplus funds to shareholders, while at the same time ensuring a strong balance sheet and credit rating.

Sir Victor Blank, Chairman of GUS, commented:

"As its recent results demonstrate, Burberry is performing well, has a strong management team and a clear strategy for growth. We are making more shares available in order to improve liquidity and enable new shareholders to participate in its future growth. With its continuing majority stake, GUS remains a committed investor in Burberry."

Merrill Lynch is acting as global co-ordinator and sole bookrunner for the placing. Morgan Stanley is co-lead manager.

**Enquiries**

**Merrill Lynch International**

Bob Wigley 020 7628 1000

Paul Baker

Mark Brooker

**Finsbury**

Rupert Younger 020 7251 3801

Rollo Head

**Further details on the transaction**

The shares which are the subject of the Placing rank pari passu with Burberry's existing ordinary shares of 0.05p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such ordinary shares. Placees will be entitled to receive the interim dividend of 1.5p per ordinary share to be paid on 4 February 2004.

GUS has undertaken not to sell further shares in Burberry for a period of 360 days from the date of completion of the Placing.

Bookbuilding will commence with immediate effect and is expected to close today, 19 November 2003. Merrill Lynch reserves the right to close the book at any time.

This announcement has been issued by GUS plc and is the sole responsibility of GUS plc. This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities. Neither this announcement nor the information contained herein is an offer of securities for sale in the United States or in any jurisdiction in which such an offer is unlawful. The shares which are the subject of the Placing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of the shares referred to herein will be made in the United States, the United Kingdom or elsewhere.

Merrill Lynch International and Morgan Stanley Securities Limited are acting for GUS plc in connection with the Placing and no one else and will not be responsible to anyone other than GUS plc for providing the protections offered to their clients nor for providing advice in relation to the above transaction.

In connection with the Placing, Merrill Lynch International will act as stabilising manager and, as such, Merrill Lynch International or any person acting for Merrill Lynch International as stabilising manager may, in connection with the Placing, over-allot or effect transactions with a view to supporting the market price of the ordinary shares in Burberry at a level higher than that which might otherwise prevail for a limited period after the Placing. However, there will be no obligation on Merrill Lynch International or any agent of Merrill Lynch International to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

END

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82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Appointment of New CFO |
| **Released** | 07:01 18-Nov-03 |
| **Number** | 1746S |

RNS Number:1746S
Burberry Group PLC
18 November 2003

Burberry Group plc

Board Changes

Burberry appoints a new Chief Financial Officer

London, November 18, 2003 - Burberry Group plc is pleased to announce the appointment of Stacey Cartwright as Chief Financial Officer. She will join Burberry with effect from 1st March 2004.

Prior to joining Burberry, Stacey was the Chief Financial Officer of Egg Plc, the FTSE 150 financial services provider which was floated on the London Stock Exchange in June 2000. Previously she spent eleven years at Granada Group Plc in a variety of finance roles.

Commenting on the appointment, Rose Marie Bravo, Chief Executive of Burberry said, "We are delighted that Stacey will be joining Burberry. She is a high calibre executive with a great track record in finance and a good understanding of branded businesses. I am confident Stacey will make a strong contribution to Burberry in the years ahead."

Stacey Cartwright said: "I am excited to be joining a dynamic business like Burberry. I am looking forward to being part of such a strong management team as we work to take the Group forward to the next stage of its development and to maximise its growth potential."

Ends

Enquiries:

Brunswick 020 7404 5959

Susan Gilchrist
Sophie Fitton

There are no matters relating to Stacey Cartwright which would require disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules.

Notes to Editors

1999 - 2003 Egg Plc

Chief Financial Officer

1988 - 1999 Granada Group Plc - variety of roles including:

| | |
|---|---|
| 1997 - 1999 | Commercial Director, Granada Media |
| 1995 - 1997 | Director of Finance and Corporate Development, Granada Group |
| 1994 - 1995 | Finance Director, Spring Grove Services |
| 1991 - 1994 | Group Financial Controller, Granada Group |
| 1985 - 1988 | Price Waterhouse |



END

Close

82-34691

## Regulatory Announcement

**Go to market news section**

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Interim Results |
| **Released** | 07:00 18-Nov-03 |
| **Number** | 1736S |

RNS Number:1736S
Burberry Group PLC
18 November 2003

Burberry Group plc
Interim Results

18 November 2003. Burberry Group plc reports interim results for its first half ended 30 September 2003.

Financial highlights

- EBITA* increased 21%, to £66.9m from £55.1m
- EBITA margin expanded from 20.1% to 20.8%
- Diluted EPS before goodwill amortisation increased 25% to 9.0p
- Gross profit margin maintained at 55.6% (vs. 55.8%)
- Total revenues increased by 17% (16% underlying**) to £321.3m
    - Retail sales up 25% (20% underlying) to £107.2m
    - Wholesale sales increased 14% (13% underlying) to £183.4m
    - Licensing revenue up 13% (15% underlying) to £30.7m
- Interim dividend of 1.5p per Ordinary Share declared (vs. 1.0p)

*EBITA represents operating profit before interest, taxation, IPO related items and goodwill amortisation.
**Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Strategic highlights

- Launched iconic Brit fragrance to strong consumer response
- Opened three Burberry stores, including 8,000 square foot store in Milan, the international fashion capital
- Progress in Spain repositioning demonstrated by return to revenue growth
- Brand priorities advanced in Japan
- Continued to extend reach in underdeveloped markets with planned opening of Moscow store

Summary of results

| | Six months ended 30 September 2003 | Six months ended 30 September 2002 | | |
|---|---|---|---|---|
| | As reported | Before IPO related charges | IPO related charges | As reporte |
| | £m | £m | £m | £ |
| Turnover | 321.3 | 273.7 | - | 273. |
| Operating profit before goodwill | | | | |

| | | | | |
|---|---|---|---|---|
| amortisation (EBITA) | 66.9 | 55.1 | (22.2) A | 32. |
| Profit before interest and taxation | 63.4 | 52.2 | (22.2) | 30. |
| Profit after tax | 41.9 | 33.4 | (17.4) | 16. |
| Earnings per share | | | | |
| - basic | 8.5p | 6.7p | (3.5p) | 3. |
| - diluted | 8.3p | 6.6p | (3.4p) | 3. |
| Earnings per share before goodwill amortisation | | | | |
| - basic | 9.1p | 7.3p | (3.5p) | 3. |
| - diluted | 9.0p | 7.2p | (3.5p) | 3. |

Note A: The charge of £22.2m for IPO related items consists of the exceptional charge in connection with the grant of awards under the Restricted Share Plan and associated national insurance liability, together with the cost of gift of shares to employees under the All Employee Share Plan and other IPO costs.

John Peace, Chairman of Burberry, commenting on the interim results: "This strong first half performance in the context of a challenging trading environment highlights the strength of the Burberry brand and the dedication and talents of its management team."

Rose Marie Bravo, Chief Executive, stated, "Burberry's encouraging performance in the first half was driven by the continued execution of our strategies. It also reflects the diversity of our business across product categories, channels and regions. With these results, Burberry is trading in line with the consensus range of expectations for the financial year."

Management will discuss these results during a presentation to analysts and institutions at 2:00pm today at Merrill Lynch Financial Centre (telephone +44 (0) 20 7404 5959). The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at 0845 245 3421 (UK) and +44 1452 542 300 (international). Replay: +44 1452 550 000.

Enquiries:

| | | |
|---|---|---|
| Burberry | | +44 (0) 20 7968 0411 |
| Mike Metcalf | COO and CFO | |
| Matt McEvoy | Strategy and IR | |
| | | |
| Brunswick | | +44 (0) 20 7404 5959 |
| Susan Gilchrist | | |
| Sophie Fitton | | |

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Chief Executive's Review

Burberry performed strongly over the first half, both in terms of financial results and strategic progress. The half brought a challenging combination of macroeconomic, political and health related factors. Over the period, the management team successfully responded to the volatile climate while continuing

to invest in future growth. In the first half, Burberry increased profit after tax by 25% on 17% revenue growth, and solidly advanced its strategic priorities. Results also benefited from the diversity of the business across product categories, channels and regions.

Strategic highlights

We continued to drive the business through implementing our key growth strategies by product, region and channel.

Products. Burberry enjoyed progress in all major product categories. Menswear achieved the fastest growth as our design and merchandising efforts continued to demonstrate progress in this recovering market segment. Womenswear showed continued strength across its product range. In accessories, we built on our successful contemporary handbag offerings with the new Marrakesh line. With the softness in travel and tourist related sales, which affected the luxury goods industry generally, accessories share of the revenue mix was broadly unchanged, in line with expectations. Burberry Brit, our new fragrance, launched in the US and Europe during early autumn generating strong response from consumers. Its iconic packaging and extensive media campaign brings important branding and awareness benefits to these key markets.

Regions. We continued to increase Burberry's geographical market penetration, extending our global reach. Throughout the first half, the US was consistently the best performing market, driven by strong gains in directly operated stores and among wholesale partners. Benefiting from the ongoing repositioning efforts, Burberry's business in Spain achieved a strong first half result. The process of refining distribution, upgrading the product offering and increasing the marketing investment brought renewed revenue growth to this important market. In Japan, Burberry achieved single digit volume gains on top of very strong growth achieved in the comparable period. Effective September 2003, Burberry assumed the direct role of managing and monitoring the non-apparel licensees in Japan, enhancing our ongoing product and distribution initiatives in this market. These efforts are complemented by our apparel licence partner's plan to open a store in the fashionable Omotesando district of Tokyo in spring 2004. Other European and Asian markets generally experienced varying degrees of recovery during the first half.

In under developed markets, Burberry continued its expansion. Wholesale partners in China opened six additional points of distribution, bringing the total to 26 in this vibrant economy. A local partner also opened a Burberry store in Kuwait, giving a total of three stores in the Middle East. In addition, we announced the first Burberry store in Russia. The Moscow store will be operated by a local partner and is scheduled to open in early 2004.

Chief Executive's Review (continued)

Channels. Retail investment continued to lead our growth. Retail sales increased 25% in the first half, driven primarily by new stores. Our first store in Italy, in Milan, was the most significant opening during the period. Located in the centre of this fashion capital's prime shopping area, the 8,000 square foot store presents the complete revitalised Burberry brand for local consumers and the global fashion community. In addition, Burberry opened a store in Tyson's Corner (Virginia) and a second store in Las Vegas. The Group continued its refurbishment program, completing several significant investments designed to expand and upgrade selling space. Wholesale revenues increased by 14% during the half, fuelled by the success of our autumn/winter 2003 collections. This growth was achieved across all major geographic regions.

Financial highlights and outlook

Burberry achieved strong financial performance during the first half. Turnover increased by 17% to £321.3m. The EBITA* margin expanded from 20.1% to 20.8%, driven by a stable gross margin coupled with expense ratio gains resulting from

focussed cost control and expense leverage. As a result, EBITA* increased by 21% to £66.9m and diluted EPS before goodwill amortisation grew 25% to 9.0p. This financial performance is notable in light of the volatile external environment in the half.

Looking forward, Burberry is trading in line with the consensus range of expectations for the full financial year. In retail, Burberry remains on schedule to open six stores during the period, resulting in total average selling space expansion of approximately 12% year over year in the second half. Management anticipates that space expansion will be the dominant driver of retail revenue growth during the second half. With respect to the wholesale business, on the basis of the orders received to date, the Group anticipates mid to high single digit sales growth for the spring/summer 2004 season. In licensing activities, Burberry anticipates a lower rate of revenue growth over the balance of the year. In Japan, management expects the benefit of increases in certain royalty rates and revised management arrangements to be partially offset by broadly static volume growth and Yen depreciation. The Group also anticipates continued strong performance from global product licensees.

*EBITA represents operating profit before interest, taxation, IPO related items and goodwill amortisation.

Financial Review

Group results

| | | | Six months to 30 Se | |
|---|---|---|---|---|
| | Six months to 30 September 2003 £m | Percentage of turnover % | Results before IPO related items £m | Percentage of turnover % |
| Turnover | | | | |
| Wholesale | 183.4 | 57.1% | 160.9 | 58.8 |
| Retail | 107.2 | 33.4% | 85.6 | 31.3 |
| Licence | 30.7 | 9.6% | 27.2 | 9.9 |
| Total turnover | 321.3 | 100.0% | 273.7 | 100.0 |
| Cost of sales | (142.8) | (44.4%) | (121.1) | (44.2 |
| Gross profit | 178.5 | 55.6% | 152.6 | 55.8 |
| Net operating expenses | (111.6) | (34.7%) | (97.5) | (35.6 |
| EBITA | 66.9 | 20.8% | 55.1 | 20.1 |
| Goodwill amortisation | (3.5) | (1.1%) | (2.9) | (1.1 |
| Employee share ownership plans at IPO | - | - | - | - |
| Profit before interest and tax | 63.4 | 19.7% | 52.2 | 19.1 |
| Net interest income/(expense) | 0.7 | 0.2% | (1.0) | (0.4 |
| Currency loss on GUS loans (pre-flotation) | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| Profit on ordinary activities before taxation | 64.1 | 20.0% | 51.2 | 18.7 |
| Tax on profit on ordinary activities | (22.2) | (6.9%) | (17.8) | (6.5 |
| Profit on ordinary activities after taxation | 41.9 | 13.0% | 33.4 | 12.2 |
| Diluted EPS before goodwill amortisation | 9.0p | - | 7.2p | - |
| Diluted EPS | 8.3p | - | 6.6p | - |
| Diluted weighted average number of Ordinary Shares (millions) | 505.3m | - | 506.3m | - |

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 30 September 2003, the Group operated 136 retail locations (2002: 124) consisting of 49 Burberry stores (2002: 45), 64 concessions (2002: 59) and 23 outlet stores (2002: 20). Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the six months ended 30 September 2003 to the six months ended 30 September 2002

Burberry Group has completed two transactions that affect the comparability of results for the six months ended 30 September 2003 relative to the six months ended 30 September 2002. On 1 July 2002, the Group purchased the operations and certain assets of its distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store at acquisition date (the "Korea acquisition"). In determining "underlying" performance, financial results are adjusted to exclude the impact of the Korea acquisition, and to reflect prior financial year exchange rates. On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO").

Financial Review (continued)

Turnover

Total turnover in the first half advanced to £321.3m from £273.7m in the prior period, representing an increase of 17% (17% at constant exchange rates), or 16% on an underlying basis.

Retail sales increased by 25% to £107.2m, boosted by the Korea acquisition. On an underlying basis, retail sales increased by 20%. This growth was driven by new stores with a marginal contribution from existing stores. Throughout the period, the US was consistently the best performing market while Burberry's

other geographic markets generally experienced varying degrees of recovery during the half. The Group opened three Burberry stores in the period: Milan, Tyson's Corner (Virginia) and a second store in Las Vegas.

Wholesale sales increased by 14% to £183.4m during the half, driven by double digit gains for the autumn/winter 2003 season. This increase resulted from solid growth across all regions. Notably, sales growth resumed in Spain, reflecting repositioning efforts in that market. On an underlying basis, wholesale sales increased by 13%.

Licensing revenues in the half increased by 13%, 15% underlying, to £30.7m. Licensing revenues from the Japanese market reflected increases in certain royalty rates and single digit volume gains. Licensing revenue also benefited from strong sales gains by global product licensees, including fragrances, eyewear and children's apparel.

Operating profit

Gross profit as a percentage of turnover was maintained at 55.6% in the first half of 2003/04 relative to 55.8% in the prior period. Gains from pricing, sourcing and channel mix were offset by costs associated with greater seasonal clearance activity in the half.

Operating expenses as a percentage of turnover were reduced to 34.7% from 35.6% in the previous period. The expense ratio reduction is primarily a function of focussed cost control as well as the leveraging of fixed expenses, while the absolute increase in the Group's expenses reflects growth of the business, particularly the retail expansion and infrastructure investment.

Goodwill amortisation increased to £3.5m from £2.9m as the result of a full six months of amortisation expense associated with the Korea acquisition relative to a partial period in the previous year and exchange rate movements.

As a result of these factors, EBITA increased by 21% to £66.9m, or 20.8% of turnover from 20.1% in the comparative period. Profit before interest and tax increased 21% to £63.4m, or 19.7% of turnover.

Financial Review (continued)

Net interest expense

Net interest income was £0.7m in the six months to September 2003 compared to net expense of £1.0m in the prior period. The improvement reflects larger cash balances in the current period and the elimination of borrowings during the second half of the 2002/03 financial year.

IPO related charges

In connection with the initial public offering, the Group incurred a £22.2m exceptional charge in the six months to September 2002 largely relating to its employee share ownership plans. As no further awards will be made under these plans, the consolidated profit and loss account will not be affected in future periods.

During the six months to 30 September 2002, the Group also incurred a £2.3m foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation of £64.1m in the six months to 30 September 2003 compared to £51.2m (excluding IPO related charges) in the prior period.

Profit after taxation

Burberry anticipates a 33% tax rate on profit before goodwill amortisation for the full 2003/04 financial year. On this basis, the Group recorded a £22.2m tax charge for the first half and reported profit after tax of £41.9m for the six months ended 30 September 2003, a 25% increase over the £33.4m (excluding IPO related charges) reported in the prior period.

Diluted earnings per share before goodwill amortisation increased 25% to 9.0p in the half compared to 7.2p (excluding IPO related charges) in the prior period. In the six months to September 2003, the Group had 495.8m (2002: 498.2m) and 505.3m (2002: 506.3m) Ordinary Shares in issue on average for the purposes of calculating basic and diluted earnings per share, respectively. An average of 4.2m Ordinary Shares held by the Group's Employee Share Ownership Trusts are excluded for the purposes of the basic and diluted earnings per share calculations.

Liquidity and Capital Resources

Historically, Burberry's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flow from operations and financing from the GUS group. Following its IPO in July 2002, the Group expects to finance operations and capital expenditures with cash generated from operating activities and, if necessary, the use of its £75m credit facility.

The table below sets out the principal components of cash flow for the six month periods ended 30 September 2003 and 30 September 2002 and net funds at the period end:

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m |
|---|---|---|
| Operating profit before interest, taxation, goodwill amortisation and IPO related items | 66.9 | 55.1 |
| Depreciation and related charges | 10.4 | 6.9 |
| Increase in stocks | (9.0) | (2.0) |
| Increase in debtors | (30.1) | (25.3) |
| Increase in creditors | 4.8 | 5.5 |
| Net cash inflow from operating activities | 43.0 | 40.2 |
| Returns on investments and servicing of finance | 0.7 | (0.6) |
| Taxation paid | (18.3) | (10.7) |
| Net purchases of fixed assets | (14.6) | (30.6) |
| Purchase of own shares | (7.0) | (3.1) |
| Acquisition of Korean business | - | (20.5) |
| Net cash inflow/(outflow) before IPO related and financing activities | 3.8 | (25.3) |
| Net funds at end of period | 73.5 | 12.3 |

Net cash flow from operating activities increased to £43.0m in the half year ended 30 September 2003 from £40.2m in the comparative period. Stocks grew by £9.0m; the moderate increase relative to sales is primarily a result of timely shipping performance to wholesale customers and improved stock management. The £30.1m increase in debtors reflects seasonal growth of trade receivables.

Net cash outflow from purchases of fixed assets of £14.6m largely reflects investment in Burberry Group's retail operations.

During the six months ended 30 September 2003 Burberry invested £7.0m in its own shares as an economic hedge against obligations under the Group's employee share ownership plans.

Net funds of £73.5m at 30 September 2003 comprise £65.5m cash and short term deposits and £8.0m of cash deposited with a GUS plc subsidiary, which was deposited on standard commercial terms.

An interim dividend of 1.5p per share (2002: 1.0p), £7.4m in total, will be payable on 4 February 2004.

Group profit and loss accounts

| | Note | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | 3 |
|---|---|---|---|---|
| Turnover | 2 | 321.3 | 273.7 | |
| Cost of sales | | (142.8) | (121.1) | |
| Gross profit | | 178.5 | 152.6 | |
| Net operating expenses | | (115.1) | (122.6) | |
| Operating profit | | 63.4 | 30.0 | |
| Operating profit before goodwill amortisation and exceptional items: | | 66.9 | 55.1 | |
| - goodwill amortisation | | (3.5) | (2.9) | |
| - exceptional charges relating to IPO employee share plans | 3 | - | (22.2) | |
| Interest and similar income | | 0.8 | 1.1 | |
| Interest expense | | (0.1) | (2.1) | |
| Foreign currency loss on loans with GUS group (pre-flotation) | | - | (2.3) | |
| Interest expense and similar charges | | (0.1) | (4.4) | |
| Profit on ordinary activities | | | | |

| | Note | | |
|---|---|---|---|
| before taxation | 2 | 64.1 | 26.7 |
| Tax on profit on ordinary activities* | 4 | (22.2) | (10.7) |
| Profit on ordinary activities after taxation | | 41.9 | 16.0 |
| Dividend - interim | 6 | (7.4) | (5.0) |
| Dividend - final | 6 | - | - |
| Dividend - to GUS group (pre-flotation) | 6 | - | (219.0) |
| Retained profit/(loss) for the period | | 34.5 | (208.0) |
| | | | |
| **Pence per share** | | | |
| Earnings (note 5) | | | |
| - basic | | 8.5p | 3.2p |
| - diluted | | 8.3p | 3.2p |
| | | | |
| Earnings before goodwill amortisation and exceptional items | | | |
| - basic | | 9.1p | 7.0p |
| - diluted | | 9.0p | 6.9p |
| | | | |
| Dividends (note 6) | | | |
| Dividend per share - interim | | 1.5p | 1.0p |
| Dividend per share - final | | - | - |

*Tax on profit on ordinary activities includes tax credits on goodwill amortisation and exceptional items of £0.1m in the six months ended 30 September 2003 (30 September 2002: £6.4m; 31 March 2003: £6.5m): see note 3.

Statement of total recognised gains and losses

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Retained profit/(loss) for the period | 34.5 | (208.0) | (181.8) |
| Currency translation differences | (1.5) | (14.5) | 1.1 |
| Tax impact of currency translation differences | (0.1) | - | (0.4) |
| Impact of currency translation differences | (1.6) | (14.5) | 0.7 |

| | | | |
|---|---|---|---|
| Total recognised gains and losses for the period | 32.9 | (222.5) | (181.1) |

Reconciliation of movement in Shareholders' Funds

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Profit on ordinary activities after taxation | 41.9 | 16.0 | 52.2 |
| Dividend - interim | (7.4) | (5.0) | (5.0) |
| Dividend - final | - | - | (10.0) |
| Dividend - to GUS group (pre-flotation) | - | (219.0) | (219.0) |
| Retained profit/(loss) for the period | 34.5 | (208.0) | (181.8) |
| Currency translation differences | (1.6) | (14.5) | 0.7 |
| Pre-flotation | | | |
| Issue of preference share capital | - | 0.8 | 0.8 |
| Issue of Ordinary Share capital | - | 486.7 | 486.7 |
| Deemed distribution arising on reorganisation | - | (704.1) | (704.1) |
| Capital reserve arising on reorganisation | - | 6.6 | 6.6 |
| On and post-flotation | | | |
| Issue of Ordinary Share capital | 0.3 | 250.5 | 250.5 |
| Waiver of GUS group balances | - | 37.6 | 37.6 |
| Capital reserve arising on Restricted Share Plan ("RSP") at IPO | - | 18.6 | 18.5 |
| Net addition to Shareholders' Funds | 33.2 | (125.8) | (84.5) |
| Opening Shareholders' Funds (2002: GUS investment in Burberry Group) | 390.0 | 474.5 | 474.5 |
| Closing Shareholders' Funds | 423.2 | 348.7 | 390.0 |

Group balance sheets

| | Note | As at 30 September 2003 £m | As at 30 September 2002 £m | As at 31 March 2003 £m |
|---|---|---|---|---|
| Fixed assets | | | | |
| Intangible assets | | 121.6 | 121.1 | 123.7 |
| Tangible fixed assets | | 163.7 | 144.4 | 161.4 |
| Investments | | 10.4 | 3.2 | 3.4 |
| | | 295.7 | 268.7 | 288.5 |

| | Note | | | |
|---|---|---|---|---|
| Current assets | | | | |
| Stock | | 91.9 | 86.1 | 83.8 |
| Debtors | 8 | 150.2 | 131.0 | 122.0 |
| Cash and short term deposits* | | 73.6 | 40.6 | 86.6 |
| | | 315.7 | 257.7 | 292.4 |
| Creditors - amounts falling due within one year | 9 | (149.6) | (123.5) | (151.1) |
| Net current assets | | 166.1 | 134.2 | 141.3 |
| Total assets less current liabilities | | 461.8 | 402.9 | 429.8 |
| Creditors - amounts falling due after more than one year | 10 | (34.0) | (53.4) | (35.2) |
| Provisions for liabilities and charges | | (4.6) | (0.8) | (4.6) |
| Net assets | | 423.2 | 348.7 | 390.0 |
| Called up share capital | | 1.1 | 1.1 | 1.1 |
| Share premium account | | 122.5 | 122.2 | 122.2 |
| Revaluation reserve | | 24.8 | 24.7 | 25.2 |
| Capital reserve | | 46.0 | 46.9 | 47.1 |
| Other reserve | 11 | 704.1 | 704.1 | 704.1 |
| Profit and loss account | 11 | (475.3) | (550.3) | (509.7) |
| Equity Shareholders' Funds | | 422.4 | 347.9 | 389.2 |
| Non-equity Shareholders' Funds | | 0.8 | 0.8 | 0.8 |
| Total Shareholders' Funds | | 423.2 | 348.7 | 390.0 |

* Cash and short term deposits includes £8.0m as at 30 September 2003 (2002: £nil) deposited with GUS group on standard commercial terms. These deposits were repaid in cash by 10 October 2003.

Group cash flow statements

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Net cash inflow from operating activities | 43.0 | 40.2 | 165.0 |
| Returns on investments and servicing of finance | | | |
| Interest received | 0.8 | 0.2 | 0.8 |
| Interest paid | (0.1) | (0.8) | (1.4) |
| Dividends received from investment | - | - | 0.1 |
| Net cash inflow/(outflow) from returns on investments | | | |

| | | | |
|---|---|---|---|
| and servicing of finance | 0.7 | (0.6) | (0.5) |
| Taxation paid | (18.3) | (10.7) | (30.6) |
| Capital expenditure and financial investment | | | |
| Purchase of tangible and intangible fixed assets | (14.6) | (30.7) | (55.7) |
| Sale of tangible fixed assets | - | 0.1 | 0.2 |
| Purchase of own shares | (7.0) | (3.1) | (4.5) |
| Net cash outflow from capital expenditure and financial investment | (21.6) | (33.7) | (60.0) |
| Acquisitions | | | |
| Deferred consideration for purchase of businesses | - | - | (2.5) |
| Purchase of businesses | - | (20.5) | (24.3) |
| Net cash outflow from acquisitions | - | (20.5) | (26.8) |
| Net cash inflow/(outflow) before dividends, IPO related and financing activities | 3.8 | (25.3) | 47.1 |
| Dividends | | | |
| Equity dividends paid (including for period to 30 September 2002 £219m to GUS group pre-flotation) | (9.9) | (219.0) | (224.0) |
| Deemed distribution arising on reorganisation (net of capital reserve) | - | (697.5) | (697.5) |
| Net cash outflow before management of liquid resources and financing | (6.1) | (941.8) | (874.4) |
| Management of liquid resources | | | |
| Increase in short term deposits | (1.4) | (6.1) | (47.3) |
| Financing | | | |
| Issue of Ordinary Share capital | 0.3 | 249.5 | 249.5 |
| Issue of Ordinary Shares to GUS group (pre-flotation) | - | 486.7 | 486.7 |
| Issue of preference shares to GUS group (pre-flotation) | - | 0.8 | 0.8 |
| Increase/(decrease) in external borrowings | - | 21.2 | (7.9) |
| Funds received on GUS group balances (pre-flotation) | - | 446.1 | 446.1 |
| Settlement of GUS group balances (on flotation) | - | (250.5) | (250.5) |
| Decrease in net balances due from GUS group | - | 195.6 | 195.6 |

| | | | |
|---|---|---|---|
| Net cash inflow from financing | 0.3 | 953.8 | 924.7 |
| (Decrease)/increase in cash during the period | (7.2) | 5.9 | 3.0 |

| Reconciliation of operating profit to net cash inflow from operating activities | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Operating activities | | | |
| Operating profit after goodwill amortisation and exceptional items | 63.4 | 30.0 | 88.3 |
| Exceptional items | - | 22.2 | 22.0 |
| Goodwill amortisation | 3.5 | 2.9 | 6.4 |
| Operating profit before goodwill amortisation and exceptional items | 66.9 | 55.1 | 116.7 |
| Depreciation, impairment and trademark amortisation charges | 10.4 | 6.9 | 19.0 |
| Loss on disposal of fixed assets and similar non-cash charges | - | - | 1.5 |
| (Increase)/decrease in stocks | (9.0) | (2.0) | 5.2 |
| Increase in debtors | (30.1) | (25.3) | (2.4) |
| Increase in creditors | 4.8 | 5.5 | 25.0 |
| Net cash inflow from operating activities | 43.0 | 40.2 | 165.0 |

| Reconciliation of net cash flow to movement in net funds | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| (Decrease)/increase in cash | (7.2) | 5.9 | 3.0 |
| Cash (inflow)/outflow from movement in external borrowings | - | (21.2) | 7.9 |
| Cash outflow from movement in liquid resources | 1.4 | 6.1 | 47.3 |
| Cash inflow arising from GUS group balances prior to flotation | - | (195.6) | (195.6) |
| Movement in net funds resulting from cash flows | (5.8) | (204.8) | (137.4) |
| Non-cash movements on GUS group balances prior to flotation - tax and interest | - | (24.8) | (24.8) |
| - waiver of balances by GUS group | - | 37.6 | 37.6 |
| Exchange movements | (0.3) | (9.3) | (9.4) |
| Movement in net funds | (6.1) | (201.3) | (134.0) |
| Net funds at beginning of period | 79.6 | 213.6 | 213.6 |
| Net funds at end of period | 73.5 | 12.3 | 79.6 |

| Analysis of net funds | As at 30 September 2003 £m | As at 30 September 2002 £m | As at 31 March 2003 £m |
|---|---|---|---|
| Cash and short term deposits* | 73.6 | 40.6 | 86.6 |
| Unsecured bank loans and overdrafts | (0.1) | (0.3) | (7.0) |
| Secured bank loans due within one year | - | (9.8) | - |
| Debt due after more than one year | - | (18.2) | - |
| Net funds at end of period | 73.5 | 12.3 | 79.6 |

* Cash and short term deposits includes £8.0m as at 30 September 2003 (2002: £nil) deposited with GUS group on standard commercial terms. These deposits were repaid in cash by 10 October 2003.

Notes to the interim financial statements

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2003 and 30 September 2002 and the audited results for the year ended 31 March 2003. The interim financial statements are not audited and do not constitute statutory accounts. These financial statements have been formally reviewed by the Group's auditors, PricewaterhouseCoopers LLP, and their report is set out on page 22.

The financial information contained in this interim report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The information at 31 March 2003 has been extracted from the statutory accounts for the year ended 31 March 2003, which were reported on by the auditors without qualification or statement under section 237(2) or (3) of the Companies Act 1985 and have been delivered to the Registrar of Companies.

Prior to flotation, on 17 July 2002, the net assets of Burberry Group were represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group were reflected as movements in "GUS investment in Burberry Group", which was comprised of:

a) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities were transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

c) Share capital and reserves of Burberry Group companies.

The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' Funds", the "Group cash flow statements" and the "Reconciliation of net cash flow to movement in net funds".

Notes to the interim financial statements (continued)

2. Segmental analysis

(i) Geographical analysis - turnover by destination

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Europe | 172.6 | 148.5 | 302.7 |
| North America | 71.7 | 58.4 | 140.5 |
| Asia Pacific | 75.1 | 64.4 | 147.0 |
| Other | 1.9 | 2.4 | 3.4 |
| Total | 321.3 | 273.7 | 593.6 |

(ii) Analysis by class of business

(a) Turnover - analysis by class of business

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Wholesale | 183.4 | 160.9 | 306.9 |
| Retail | 107.2 | 85.6 | 228.4 |
| Wholesale and Retail | 290.6 | 246.5 | 535.3 |
| Licence | 30.7 | 27.2 | 58.3 |
| Total | 321.3 | 273.7 | 593.6 |

An analysis of turnover by product category is shown below:

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Womenswear | 107.0 | 91.5 | 197.9 |
| Menswear | 94.3 | 77.2 | 162.8 |
| Accessories | 87.3 | 75.5 | 169.5 |
| Other | 2.0 | 2.3 | 5.1 |
| Wholesale and Retail | 290.6 | 246.5 | 535.3 |
| Licence | 30.7 | 27.2 | 58.3 |
| Total | 321.3 | 273.7 | 593.6 |
| Number of directly operated stores, concessions and outlets open at period end | 136 | 124 | 132 |

Notes to the interim financial statements (continued)

2. Segmental analysis (continued)

(b) Profit before taxation - analysis by class of business

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Wholesale and Retail | 40.2 | 31.4 | 64.3 |
| Licence | 26.7 | 23.7 | 52.4 |
| | 66.9 | 55.1 | 116.7 |
| Net interest income/(expense) | 0.7 | (1.0) | (0.9) |
| Foreign currency loss on loans with GUS group (pre-flotation) | - | (2.3) | (2.3) |
| Profit before goodwill amortisation, exceptional items and taxation | 67.6 | 51.8 | 113.5 |
| Goodwill amortisation - Wholesale and Retail | (3.5) | (2.9) | (6.4) |
| Exceptional items - Wholesale and Retail | - | (17.3) | (18.3) |
| Exceptional items - Licence | - | (4.9) | (3.7) |
| Profit before taxation | 64.1 | 26.7 | 85.1 |

The results above are stated after the allocation of costs of a group wide nature.

3. Exceptional items

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Granting of awards under the Senior Executive Restricted Share Plan ("the RSP") | - | 18.6 | 18.5 |
| Employers' national insurance liability arising on the RSP awards | - | 2.2 | 2.1 |
| Shares gifted to employees under the All Employee Share Plan | - | 1.0 | 1.0 |
| Other costs relating to the IPO | - | 0.4 | 0.4 |
| Total | - | 22.2 | 22.0 |

The associated tax credit relating to these exceptional items was £6.4m in the six months to 30 September 2002 and £6.3m in the year to 31 March 2003.

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP.

Notes to the interim financial statements (continued)

4. Taxation

The effective rate of tax, before goodwill amortisation and exceptional items, is based on the estimated tax charge for the full year at a rate of 33.0% (2002: 33.0%). The actual effective rate of tax for the year ended 31 March 2003 on this basis was 34.7%.

The tax charge in the six months to 30 September 2003 is treated as being wholly current, with no deferred element.

Burberry Group has commenced a review with the Competent Authorities with regards to resolving transfer pricing of internal sales between the UK and USA. As part of the agreements with GUS, certain tax liabilities which arise and relate to matters prior to 31 March 2002 will be met by GUS. From 1 April 2002 any liability will be due by Burberry Group. No provision has been made for additional taxation arising from these proceedings as none is anticipated overall.

5. Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the period.

Basic earnings per share before goodwill amortisation and exceptional items is disclosed to indicate the underlying profitability of the Group. The calculation of diluted earnings per share reflects the prospective dilutive effect of the Restricted Share Plan ("RSP") and Share Option Schemes.

| | Six months to 30 September 2003 £m | Six months to 30 September 2002 £m | Year to 31 March 2003 £m |
|---|---|---|---|
| Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items | 45.3 | 34.7 | 74.1 |
| Effect of goodwill amortisation (net of attributable taxation) | (3.4) | (2.9) | (6.2) |
| Effect of exceptional items (net of attributable taxation) | - | (15.8) | (15.7) |
| Profit on ordinary activities after taxation | 41.9 | 16.0 | 52.2 |

The weighted average number of Ordinary Shares at 30 September 2003 represents the weighted average number of Burberry Group plc Ordinary Shares throughout the period, excluding Ordinary Shares held in Burberry Group's Employee Share Ownership Trusts ("ESOTs").

The weighted average number of Ordinary Shares for the periods ending 30 September 2002 and 31 March 2003 represent the number of Burberry Group plc Ordinary Shares in issue at flotation excluding Ordinary Shares held in Burberry Group's ESOTs.

Diluted earnings per share for the relevant financial period is based on the weighted average number of Ordinary Shares in issue at the beginning of the period (or, for the periods ended 31 March 2003 and 30 September 2002, at flotation) through to period end (excluding any Ordinary Shares held in Burberry Group's ESOTs). In addition, account is taken of any awards made under the RSP and Share Option Schemes, which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

Notes to the interim financial statements (continued)

5. Earnings per share (continued)

| | Six months to 30 September 2003 Millions | Six months to 30 September 2002 Millions | Year to 31 March 2003 Millions |
|---|---|---|---|
| Weighted average number of Ordinary Shares in issue during the period | 495.8 | 498.2 | 498.1 |
| Dilutive effect of the RSP and Share Option Schemes | 9.5 | 8.1 | 8.1 |
| Diluted weighted average number of Ordinary Shares in issue during the period | 505.3 | 506.3 | 506.2 |

| Basic earnings per share | Six months to 30 September 2003 Pence | Six months to 30 September 2002 Pence | Year to 31 March 2003 Pence |
|---|---|---|---|
| Basic earnings per share before goodwill amortisation and exceptional items | 9.1 | 7.0 | 14.9 |
| Effect of goodwill amortisation | (0.6) | (0.6) | (1.2) |
| Effect of exceptional items | - | (3.2) | (3.2) |
| Basic earnings per share | 8.5 | 3.2 | 10.5 |

| Diluted earnings per share | Six months to 30 September 2003 Pence | Six months to 30 September 2002 Pence | Year to 31 March 2003 Pence |
|---|---|---|---|
| Diluted earnings per share before goodwill amortisation and exceptional items | 9.0 | 6.9 | 14.6 |
| Effect of goodwill amortisation | (0.7) | (0.6) | (1.2) |
| Effect of exceptional items | - | (3.1) | (3.1) |
| Diluted earnings per share | 8.3 | 3.2 | 10.3 |

6. Dividend

The interim dividend of 1.5p (2002: 1.0p) per share will be paid on 4 February 2004 to Shareholders on the Register at the close of business on 23 January 2004.

Notes to the interim financial statements (continued)

7. Foreign currency

Assets and liabilities of overseas undertakings are translated into Sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into Sterling at average rates of exchange. The principal exchange rates used were as follows:

| Average | Closing |
|---|---|

| | Six months to 30 September 2003 | Six months to 30 September 2002 | Year to 31 March 2003 | As at 30 September 2003 | As at 30 September 2002 |
|---|---|---|---|---|---|
| Euro | 1.43 | 1.59 | 1.55 | 1.43 | 1.59 |
| US dollar | 1.62 | 1.51 | 1.55 | 1.66 | 1.57 |
| Hong Kong dollar | 12.61 | 11.77 | 12.05 | 12.89 | 12.23 |
| Korean won | 1,935 | 1,855 | 1,880 | 1,913 | 1,919 |

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 179.88: £1 in the six months to 30 September 2003 (2002: Yen 172.48: £1); year to 31 March 2003 Yen 174.20: £1.

8. Debtors

| | As at 30 September 2003 £m | As at 30 September 2002 £m | As at 31 March 2003 £m |
|---|---|---|---|
| Amounts falling due within one year | | | |
| Trade debtors | 112.2 | 99.5 | 86.1 |
| Other debtors* | 3.0 | 4.2 | 1.1 |
| Prepayments and accrued income | 14.5 | 14.6 | 11.3 |
| Corporation tax | 0.2 | - | 3.4 |
| Trading balances owed by GUS group | 0.1 | 2.3 | 0.2 |
| | 130.0 | 120.6 | 102.1 |
| Amounts falling due after more than one year | | | |
| Deferred tax assets | 18.3 | 10.4 | 18.3 |
| Corporation tax | 0.8 | - | 0.8 |
| Other debtors | 1.1 | - | 0.8 |
| Total | 150.2 | 131.0 | 122.0 |

*Other debtors as at 30 September 2002 previously reported as £7.3m have been adjusted to exclude £3.1m of investment in own shares; this amount is reported as part of fixed asset investments.

The deferred tax assets at 30 September 2003 and 2002 reflect the asset recorded at the immediately preceding 31 March, adjusted for any deferred tax arising on acquisitions occurring in the relevant six month period and foreign currency movements.

Notes to the interim financial statements (continued)

9. Creditors - amounts falling due within one year

| | As at 30 September 2003 £m | As at 30 September 2002 £m | As at 31 March 2003 £m |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Secured: | | | |
| Bank loans | - | 9.8 | - |
| Unsecured: | | | |
| Overdrafts | 0.1 | 0.3 | 7.0 |
| Trade creditors | 24.1 | 22.7 | 26.9 |
| Dividend payable - GUS group | 5.8 | 3.9 | 7.8 |
| Dividend payable - other Shareholders | 1.6 | 1.1 | 2.2 |
| Trading balances owed to GUS group companies | 7.0 | 0.9 | 5.1 |
| Corporation tax (UK and overseas) | 22.8 | 10.7 | 22.1 |
| Other taxes and social security costs | 5.4 | 4.3 | 4.6 |
| Other creditors | 17.8 | 18.8 | 18.4 |
| Accruals and deferred income | 62.5 | 48.5 | 54.5 |
| Deferred consideration for acquisitions | 2.5 | 2.5 | 2.5 |
| Total | 149.6 | 123.5 | 151.1 |

10. Creditors - amounts falling due after more than one year

| | As at 30 September 2003 £m | As at 30 September 2002 £m | As at 31 March 2003 £m |
|---|---|---|---|
| Unsecured: | | | |
| Bank loans | - | 18.2 | - |
| Other creditors, accruals and deferred income | 3.5 | 5.1 | 6.0 |
| Deferred consideration for acquisitions | 30.5 | 30.1 | 29.2 |
| Total | 34.0 | 53.4 | 35.2 |

11. Reserves

The other reserve of £704.1m at 30 September 2003 (2002: £704.1m) represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc, as at the date of the capital reduction, have been settled fully.

The negative profit and loss account balance arising on consolidation resulted from the reorganisation of Burberry Group immediately prior to flotation. This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.

Dividend distributions are dependent on Burberry Group plc's ("the Company") accumulated profit and loss account. As at 30 September 2003 the profit and loss account of the Company was £141.6m (2002: £133.6m).

Notes to the interim financial statements (continued)

12. Contingent liabilities

Since 31 March 2003 the following changes to contingent liabilities have occurred:

The claim for £2.4m received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001 has been settled in October 2003. The settlement was fully provided for as at 30 September 2003.

The Group has received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. Burberry Group believes this claim is without merit and intends to vigorously defend itself.

The Group has been named as one of approximately 100 defendants in a class action in California, USA, which alleges that employees' job application processes violated the Californian Labor Code. The defendants have collectively filed a motion to dismiss this action and a ruling is pending.

Other contingent liabilities reported at 31 March 2003 remain unchanged and were:

Under the GUS group UK tax payment arrangements, Burberry Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

In the year ended 31 March 2002, Burberry Group received an invoice in respect of construction works at the Bond Street site from its former lessor. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group intends to defend its position.

Independent review report to Burberry Group plc

Introduction

We have been instructed by Burberry Group plc to review the financial information of Burberry Group plc and its subsidiaries ("the Group") which comprises the Group profit and loss accounts, the statement of total recognised gains and losses, the reconciliation of movement in Shareholders' Funds, the Group balance sheets, the Group cash flow statements and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for Burberry Group plc for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London

18 November 2003

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by calling 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com.

Financial calendar for the year ending 31 March 2004

| | |
|---|---|
| Third quarter trading update | 13 January 2004 |
| Interim dividend record date | 23 January 2004 |
| Interim dividend to be paid | 4 February 2004 |
| Second half trading update | 14 April 2004 |
| Preliminary announcement of results for the year to 31 March 2004 | May 2004 |

Annual General Meeting July 2004

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000



END

82-34691

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 15:21 11-Nov-03 |
| **Number** | 9401R |

### NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries, and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of non-beneficial interests

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Nominee/Registered Name | Management Company | Shares Held |
|---|---|---|
| HSBC | FMRCO | 14,033,916 |
| Chase Manhattan Bank London | FISL | 25,927 |
| Bankers Trust | FPM | 502,100 |
| HSBC Client Holdings Nominee (UK) Limited | FPM | 252,800 |

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

2,566,900 since the previous notification from the shareholder named in 2 above

dated 24 June 2003

8. Percentage of issued class

0.51%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date company informed

10 November 2003

12. Total holding following this notification

14,814,743

13. Total percentage holding of issued class following this notification

2.96%

14. Any additional information

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds.

Fidelity International Limited is the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985 ("the Act").

The notification of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin – Assistant Company Secretary

Date of notification

11 November 2003

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | First Half Trading Update |
| **Released** | 07:00 14-Oct-03 |
| **Number** | 8569Q |

# Burberry Group plc

## First Half Trading Update

14 October 2003. Burberry Group plc reports on trading for the first half ended 30 September 2003.

### Highlights

- Total revenues increased by 17%, 16% underlying*
- Retail sales up 20% on an underlying basis, driven by new stores
- Wholesale sales increased 14% (13% underlying) reflecting double digit growth for the Autumn/Winter 2003 season
- Licensing revenue up 15% underlying, 13% reported

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, *"Burberry traded strongly in the first half as the improved conditions at the end of the first quarter continued. Our retail investment, geographic expansion and product development strategies continue to deliver excellent results. With this performance, Burberry's trading is clearly in line with market expectations for the financial year."*

### Total revenues

Total revenues in the first half increased by 17% (17% at constant exchange rates), or 16% on an underlying* basis (i.e. at constant exchange rates and excluding the impact of the Korea acquisition) compared to the same period last year.

### Retail

Total retail sales increased by 25% (boosted by the Korea acquisition) and accounted for approximately 33% of total revenue in the half. On an underlying basis, retail sales increased by 20%. This growth was driven by new stores with a marginal contribution from existing stores. Throughout the period, the US was consistently the best performing market. Burberry's other markets generally experienced varying degrees of recovery during the half.

The Company opened three Burberry stores in the period, in Milan, Tyson's Corner (Virginia) and a second store in Las Vegas. Burberry remains on schedule to open six additional stores during the second half of 2003/04, resulting in selling space expansion in excess of 10% for the financial year. In addition, the Company today announced the first Burberry store in Russia. The 5,000 square foot Moscow store will be operated by a third party and is scheduled to open in early 2004.

**Wholesale**

Total wholesale sales increased by 14% during the half, driven by double-digit gains for the Autumn/Winter 2003 season. This increase resulted from solid growth across all regions. Notably, sales growth resumed in Spain, reflecting repositioning efforts in that market. On an underlying basis, wholesale sales increased by 13%.

On the basis of orders received to date, Burberry anticipates mid to high single-digit wholesale sales growth for the Spring/Summer 2004 season. The majority of spring/summer merchandise is shipped in the fourth quarter of each financial year.

**Licensing**

Total licensing revenues in the half increased by 15% on an underlying basis, and 13% reported. Licensing revenues from the Japanese market reflected increases in certain royalty rates and single-digit volume gains. The volume gain is encouraging in the context of the strong growth achieved in the comparable period last year and the lacklustre economic environment. Licensing revenue also benefited from strong sales gains by global product licensees, including fragrances, eyewear and children's apparel. Burberry anticipates a lower rate of licensing revenue growth over the balance of the year.

In close cooperation with Burberry, the Company's licensing partner in Japan recently announced plans to open a second Burberry store in Tokyo. The 6,000 square foot store will be located in the Omotesando district and is scheduled to open in April 2004.

Burberry will announce interim results on 18 November and provide a trading update on third quarter sales on 13 January 2004.

**Enquiries:**

| | | |
|---|---|---|
| **Burberry** | | **020 7968 0411** |
| Mike Metcalf | COO and CFO | |
| Matt McEvoy | Strategy and IR | |
| **Brunswick** | | **020 7404 5959** |
| Susan Gilchrist | | |
| Sophie Fitton | | |

*Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

Certain statements made in this trading update are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc or GUS plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 12:27 07-Oct-03 |
| **Number** | 6141Q |

### NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

543,541 since the previous notification from Wellington Management Company, LLP dated 29 September 2003

8. Percentage of issued class

0.11%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date company informed

6 October 2003

12. Total holding following this notification

14,744,639

13. Total percentage holding of issued class following this notification

2.95%

14. Any additional information

Wellington Management Company, LLP acts as discretionary investment manager to various separate accounts that hold beneficial interests in Burberry Group plc.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin - Assistant Company Secretary

Date of notification

7 October 2003

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Burberry Group PLC |
| **TIDM** | BRBY |
| **Headline** | Holding(s) in Company |
| **Released** | 14:53 30-Sep-03 |
| **Number** | 3571Q |

### NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Burberry Group plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

7,402,135 since the previous notification received from Wellington Management Company, LLP on 12 May 2003

8. Percentage of issued class

1.48%

9. Class of security

Ordinary Shares of 0.05p each

10. Date of transaction

Not advised

11. Date company informed

29 September 2003

12. Total holding following this notification

15,288,180

13. Total percentage holding of issued class following this notification

3.06%

14. Any additional information

Wellington Management Company, LLP acts as discretionary investment manager to various separate accounts that hold beneficial interests in Burberry Group plc.

15. Name of contact and telephone number for queries

Raj Bhasin - 020 7968 0533

16. Name and signature of authorised company official responsible for making this notification

Raj Bhasin - Assistant Company Secretary

Date of notification

30 September 2003

END

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